13002532

TGC Industries, Inc.

2012 Annual Report

Corporate Profile

TGC Industries, Inc. is one of the leading providers of seismic data acquisition services to companies engaged in the exploration for oil and gas throughout the continental United States and Canada.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________.
Commission File Number 001-32472

TGC INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Texas	**74-2095844**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
101 East Park Blvd., Suite 955, Plano, Texas	**75074**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(972) 881-1099**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.01 per share	**The NASDAQ Stock Market LLC**
(Title of Class)	(Name of exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter was $140,940,825

Number of shares of Common Stock outstanding as of March 1, 2013: 20,676,047

Documents incorporated by reference

Listed below are documents, parts of which are incorporated herein by reference, and the part of this report into which the document is incorporated:

Proxy statement for the 2013 annual meeting of shareholders – Part III

Part I

ITEM 1. BUSINESS.

General

TGC Industries, Inc. is a Texas corporation, and its wholly-owned subsidiary, Eagle Canada, Inc., a Delaware corporation (collectively "TGC" or the "Company"), are primarily engaged in the geophysical service business of conducting three-dimensional ("3-D") surveys for clients in the oil and gas business. TGC's principal business office is located at 101 E. Park Blvd., Suite 955, Plano, Texas 75074 (Telephone: 972-881-1099). TGC's internet address is www.tgcseismic.com. TGC makes available free of charge on its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K as soon as reasonably practicable after filing or furnishing such information with the Securities and Exchange Commission.

History

In April of 1980, Supreme Industries, Inc. ("Supreme"), formerly ESI Industries, Inc., formed a wholly-owned subsidiary, Tidelands Geophysical Co., Inc. ("Tidelands") that acquired certain equipment, instruments, and related supplies from a Houston-based corporation that was engaged in the business of conducting seismic, gravity, and magnetic surveys under contracts for oil and natural gas companies. On June 30, 1986, the Boards of Directors of Supreme and Tidelands approved a spin-off of substantially all of the shares of Tidelands owned by Supreme which were distributed as a stock dividend to Supreme's security holders. In July of 1986, our name was changed from "Tidelands Geophysical Co., Inc." to "TGC Industries, Inc." ("TGC"). On October 19, 2009, we disclosed our entry into an agreement regarding the acquisition of the stock of Eagle Canada, Inc. ("Eagle Canada"), a Delaware corporation. Eagle Canada was a wholly-owned subsidiary of Eagle Geophysical, Inc. and Eagle Geophysical Onshore, Inc. (the "Debtors") which were debtors in a Chapter 11 bankruptcy proceeding in Houston, Texas. Eagle Canada is in the business of providing seismic data and surveying services to the Canadian energy industry and has its principal place of business located in Calgary, Alberta, Canada. By Order dated October 14, 2009, the Bankruptcy Court approved the sale of the Eagle Canada stock by the Debtors to TGC and authorized the Debtors to enter into a stock purchase agreement with TGC. In accordance with the terms of the stock purchase agreement, the sale transaction closed on October 16, 2009, with TGC acquiring the Eagle Canada stock for a total purchase price of approximately $10.3 million paid from existing cash.

We are a leading provider of seismic data acquisition services throughout the continental United States and Canada. As of December 31, 2012, we operated 14 seismic crews consisting of nine crews in the U.S. and five crews in Canada. These seismic crews supply seismic data primarily to companies engaged in the exploration and development of oil and natural gas on land and in land-to-water transition areas. Eagle Canada's seismic acquisition services are also used by the potash mining industry in Canada, and Eagle Canada has particular expertise through its heliportable capabilities. Our customers rely on seismic data to identify areas where subsurface conditions are favorable for the accumulation of existing hydrocarbons, to optimize the development and production of hydrocarbon reservoirs, to better delineate existing oil and natural gas fields, and to augment reservoir management techniques.

We acquire geophysical data using the latest in 3-D survey techniques. We introduce acoustic energy into the ground by using vibration equipment or dynamite detonation, depending on the surface terrain and subsurface requirements. The reflected energy, or echoes, is received through geophones, converted into a digital signal at a multi-channel recording unit, and then transmitted to a central recording vehicle. Subsurface requirements dictate the number of channels necessary to perform our services. With our state-of-the-art seismic equipment, including computer technology and multiple channels, we acquire, on a cost effective basis, immense volumes of seismic data that, when processed and interpreted, produce more precise images of the earth's subsurface. Our customers then use our seismic data to generate 3-D geologic models that help reduce finding costs and improve recovery rates from existing wells.

The Industry

Technological advances in seismic equipment and computing allow the seismic industry to acquire and process, on a cost-effective basis, immense volumes of seismic data which produce precise images of the earth's subsurface. The latest accepted method of seismic data acquisition, processing, and the subsequent interpretation of the processed data is the 3-D seismic method. Geophysicists use computer workstations to interpret 3-D data volumes, identify subsurface anomalies, and generate a geologic model of subsurface features.

3-D seismic data are used in the exploration and development of new reserves and enable oil and natural gas companies to better delineate existing fields and to augment their reservoir management techniques. Benefits of incorporating high resolution 3-D seismic surveys into exploration and development programs include reducing drilling risk, decreasing oil and natural gas finding costs, and increasing the efficiencies of reservoir location, delineation, and management. In order to meet the requirements necessary to fully realize the benefits of 3-D seismic data, there is an increasing demand for improved data quality with greater subsurface resolution.

Currently, the seismic data acquisition industry is made up of a number of companies divided into two groups. The first group is made up of four publicly-traded companies with long operating histories that field numerous crews and work in a number of different regions and terrain. This group includes us, Dawson Geophysical Company, Geokinetics, Inc., and CGG-Veritas. These companies field approximately 50% of the seismic crews currently operating in the continental U.S. and Canada. The second group is made up of smaller companies which generally run one or two seismic crews and often specialize in specific regions or types of operations.

We provide our seismic data acquisition services primarily to onshore oil and natural gas exploration and development companies for use in the onshore drilling and production of oil and natural gas in the continental U.S. and Canada. The main factors influencing demand for seismic data acquisition services in our industry are the levels of drilling activity by oil and natural gas companies and the sizes of such companies' exploration and development budgets, which, in turn, depend largely on current and anticipated future crude oil and natural gas prices and depletion rates.

Equipment and Crews

During 2010, 2011 and 2012, an increase in the demand for seismic services allowed for an expansion of the Company's crew count from six crews at December 31, 2009 to 11 crews at December 31, 2010, to 12 crews at December 31, 2011, and to 14 crews at December 31, 2012.

In June of 2010, the Company acquired a new 3,000 channel OYO Geospace Seismic Recording System ("GSR System"). This new GSR System uses cable-free/radio-free autonomous nodal data recorders which have a built-in GPS and disciplined clock. The GSR System provides for up to 30 days of continuous data recording. This system is fully compatible with our current ARAM recording equipment. In addition, our crews continue to utilize the state-of-the-art ARAM ARIES recording systems. These systems employ cable telemetry technology enhanced by multiple baseline and redundant cable connections that provide seismic data acquisition services with increased reliability. In January of 2011, the Company acquired its second new 3,000 channel GSR system financed by a note payable with a commercial lender, and in April of 2011 the Company purchased an additional 2,500 channels with existing cash that were added to this system. In May of 2011, the Company purchased five new INOVA vibration vehicles with existing cash. In July of 2011, the Company acquired its third new GSR system financed by a note payable with a commercial bank. The third GSR system contains 5,000 channels. In September of 2011 we purchased with existing cash an additional 5,000 channels of ARAM equipment to supplement existing ARAM systems. In October of 2011 the Company purchased two new INOVA vibration vehicles with existing cash. In November of 2011 the Company purchased an additional 3,000 channels of GSR equipment with existing cash. In January of 2012 we purchased an additional 14,200 channels of GSR equipment financed by existing cash and a note payable with a commercial bank. In April of 2012 the Company purchased seven new INOVA vibration vehicles with existing cash. Also in April of 2012 the Company purchased 13,000 channels of GSR equipment financed partially with existing cash and partially by a note payable with a commercial bank. In October of 2012 we purchased 8,000 stations of 3-channel GSX wireless recording system, along with all peripheral equipment. GSX wireless recording systems are the most current GSR wireless recording systems available. The purchase of the OYO Geospace GSX recording system equipment was financed partially with existing cash and partially by a note payable with a commercial bank.

We currently own equipment for 16 land-based seismic data acquisition crews and 73 vibration vehicles. Each crew consists of approximately 40 to 80 technicians with associated vehicles, geophones, a seismic recording system, energy sources, cables, and a variety of other equipment. Each ARAM crew has one central recording vehicle which captures seismic data. The GSR and GSX crews utilize a recorder to manage the data acquisition while the individual system captures and holds the data until they are placed in the Data Transfer Module. The data is then transferred to a CD ROM or data tape which is delivered to a data processing center selected by the customer.

Capital Expenditures

We believe that it is essential to take advantage of advances in seismic technology and to commit capital to purchase and update our equipment cost-effectively. Purchasing and updating seismic equipment and technology involves a commitment to capital spending. As a result, during the year ended December 31, 2012 capital expenditures of approximately $57,108,000 were used to acquire, maintain, and replace seismic equipment and vehicles. Major purchases in 2012 included our fourth GSR System with 7,200 channels, our fifth GSR System with 7,000 channels, our sixth GSR System with 13,000 channels, some of which were added to existing systems, an 8,000 station 3-channel GSX wireless recording system, and seven new INOVA vibration vehicles. During the year ended December 31, 2011 capital expenditures of approximately $30,730,000 were used to acquire, maintain, and replace seismic equipment and vehicles. Major purchases in 2011 included our second GSR System with 3,000 channels to which we added an additional 2,500 channels, our third GSR System with 5,000 channels, an additional 3,000 GSR System channels which were added to existing systems, 5,000 additional ARAM channels, and seven new INOVA vibration vehicles. During the year ended December 31, 2010 capital expenditures of approximately $15,226,000 were used to acquire, maintain, and replace seismic equipment and vehicles. Major purchases in 2010 included a new 3,000 channel GSR System, approximately 5,000 additional GSR System channels and 8,500 additional ARAM channels. These major investments should continue to bring us the benefits of these new technologies and allow us to be in a cash building mode in 2013.

Customers

Our customers are major and independent oil and natural gas exploration and development companies. The services we provide to our customers vary according to the size and needs of each customer. Our services are marketed by supervisory and executive personnel who contact customers to determine their needs and respond to customer inquiries regarding the availability of crews. Contacts are based principally upon professional relationships developed over a number of years.

During 2012, our largest customer accounted for approximately 16% of revenues. During 2011, our largest customer accounted for approximately 17% of revenues. During 2010, our largest customer accounted for approximately 15% of revenues. At December 31, 2012 and December 31, 2011, our backlog was approximately $81 million and $118 million, respectively, all of which we anticipate filling during fiscal years 2013 and 2012, respectively. Due to our backlog, we would not expect the loss of any single customer to have a material adverse effect on our operations.

In order to avoid potential conflicts of interest with our customers, we do not participate in oil and natural gas ventures. The results of a seismic survey conducted for a customer belong to that customer. All of our customers' information is maintained in strictest confidence.

Contracts

Our contracts are obtained either through competitive bidding or as a result of customer negotiations. Our services are conducted under general service agreements for seismic data acquisition services which define certain obligations for us and for our customers. A supplemental agreement setting forth the terms of a specific project, which may be cancelled by either party upon 30 days' advance written notice, is entered into for every project. We currently operate under supplemental agreements that are either "turnkey" agreements providing for a fixed fee to be paid to us for each unit of data acquired or "term" agreements providing for a fixed hourly, daily, or monthly fee during the term of the project or projects.

Competition

The acquisition of seismic data for the oil and natural gas industry is a highly competitive business. Contracts for such services generally are awarded on the basis of price quotations, crew experience, and the availability of crews to perform in a timely manner, although factors other than price, such as crew safety performance history and technological and operational expertise, are often determinative. Our competitors include companies with financial resources that are significantly greater than our own as well as companies of comparable and smaller size. Our primary competitors are Dawson Geophysical Company, Geokinetics, Inc. and CGG-Veritas. In addition to the previously named companies, we also compete for projects from time to time with smaller seismic companies which operate in local markets with only one or two crews.

Employees

As of December 31, 2012, we employed a total of 1,052 full-time (non-union) employees, of which 31 consisted of management, sales, and administrative personnel with the remainder being crew and crew support personnel. We believe our relationship with our employees to be satisfactory.

Operating Risks and Insurance

Our business is subject to the hazards inherent in conducting seismic data acquisition activities in hostile environments with dangerous machinery, and in some instances explosives. These activities can cause personal injury or loss of life, damage to or destruction of property, equipment, the environment, and marine life, and suspension of operations.

In addition, we could be subject to personal injury or real property damage claims in the normal operation of our business. Such claims may not be covered by the indemnification provisions in our general service agreements to the extent that the damage is due to our negligence or intentional misconduct.

We do not carry insurance against certain risks that we could experience such as business interruption resulting from equipment maintenance or weather delays. We obtain insurance against certain property and personal casualty risks and other risks when such insurance is available and when our management considers it advisable to do so. Currently, our insurance coverage consists of employers' liability with limits of $1,000,000 per accident and $2,000,000 in the aggregate, commercial general liability of $1,000,000 per accident and $2,000,000 in the aggregate, pollution liability of $1,000,000 per accident and $2,000,000 in the aggregate, and automobile liability with a $1,000,000 combined single limit, and a $20,000,000 umbrella policy. Our general service agreements require us to have specific amounts of insurance. Management feels that the Company's insurance coverage is adequate. There can be no assurance, however, that any insurance obtained by us will be adequate to cover any losses or liabilities, or that this insurance will continue to be available or available on terms which are acceptable to us. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a material adverse effect on us.

ITEM 1A. RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information included in this Form 10-K before purchasing our common stock. Although the risks described below are the risks that we believe are material, they are not the only risks relating to our business and our common stock. Additional risks and uncertainties, including those that are not yet identified or that we currently believe are immaterial, may also adversely affect our business, financial condition, or results of operations. If any of the events described below occur, our business and financial results could be materially and adversely affected. The market price of our common stock could decline due to any of these risks, perhaps significantly, and you could lose part or all of your investment.

Company Risks

We may incur losses.

We reported net income of approximately $15,672,000 for the year ended December 31, 2012, compared to $10,833,000 for the year ended December 31, 2011, and a net loss of approximately $1,223,000 for the year ended December 31, 2010. We also reported net income for the years ended December 31, 2009, 2008, and 2007. Our ability to be profitable in the future will depend on many factors beyond our control, but primarily on the level of demand for land-based seismic data acquisition services by oil and natural gas exploration and development companies. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

An economic downturn could adversely affect our revenues and cash flows.

An economic downturn could adversely affect our revenues and cash flows if our customers, and/or potential customers, become unable to pay or must delay payment of, amounts owing to the Company because such customers are not successful in generating revenues or are precluded from securing necessary financing.

Our revenues and operating results can be expected to fluctuate from period to period.

Our revenues, operating results, and profitability may fluctuate from period to period. These fluctuations are attributable to the level of new business in a particular period, the timing of the initiation, progress, or cancellation of significant projects, higher revenues and expenses on our dynamite contracts, and costs we incur to train new crews we may add in the future to meet increased customer demand. Fluctuations in our operating results may also be affected by other factors that are outside of our control such as permit delays, weather delays, and crew productivity. Oil and natural gas prices continued to be volatile during the year ended December 31, 2012, and have resulted in demand fluctuations for our services. There can be no assurance of future oil and gas price levels or stability. The demand for our services will be adversely affected by a significant reduction in oil and natural gas prices and by climate change legislation or material changes to U.S. energy policy. Since our business has high fixed costs, the negative effect of one or more of these factors could trigger wide variations in our operating revenues, EBITDA margin, and profitability from quarter to quarter, which factors render quarter-to-quarter comparisons unreliable as an indicator of performance. Due to the factors discussed above, you should not expect sequential growth in our quarterly revenues and profitability.

We face intense competition in our business from companies with greater financial resources.

The seismic data acquisition services industry is a highly competitive business in the continental U.S. and Canada. Our competitors include companies with financial resources that are significantly greater than our own as well as companies of comparable and smaller size.

We are subject to Canadian foreign currency exchange rate risk.

We conduct business in Canada which subjects us to foreign currency exchange rate risk. Our results of operations and our cash flows could be impacted by changes in foreign currency exchange rates.

Technological change in our business creates risks of technological obsolescence and requirements for future capital expenditures. If we are unable to keep up with these technological advances, we may not be able to compete effectively.

Seismic data acquisition technologies historically have steadily improved and progressed, and we expect this progression to continue. Our strategy is to upgrade our seismic data acquisition equipment on a regular basis to maintain our competitive position. However, since we are in a capital intensive industry and have limitations on our ability to obtain the financing necessary to enable us to purchase state-of-the-art equipment, some of our competitors may be able to purchase newer equipment when we may not be able to do so.

We are dependent on our management team and key employees, and the loss of any of them could harm our business.

We have limited management depth with the result that the loss, whether by death, departure, or illness, of Wayne A. Whitener, our President and Chief Executive Officer, or other senior executives, could have a material adverse effect on the ability of management to continue operations at the same level of efficiency. We have key man insurance on the life of our President and Chief Executive Officer so that, in the event of his untimely death, we would receive insurance proceeds of $1,000,000 under this policy.

Certain members of our management team are not subject to employment or non-competition agreements and may leave our employment at any time.

Our President and Chief Executive Officer, the President, Vice President of Operations, and the Operations Manager of Eagle Canada, and a salesman, are subject to employment agreements and non-competition agreements. Members of our management team who are not subject to employment or non-competition agreements could leave upon little or no notice, which could have a material adverse effect on our management's ability to continue operations at the same level of effectiveness. Additionally, the lack of non-competition agreements would allow these members of our management team to immediately begin working for one of our competitors upon the termination of their relationship with us. This could have a negative impact on our strategic plan and our relationships with customers.

We extend credit to our customers without requiring collateral, and a default by a customer could have a material adverse effect on our operating revenues.

We perform ongoing credit evaluations of our customers' financial conditions and, generally, require no collateral from our customers. A default in payment from one of our large customers could have a material adverse effect on our operating revenues for the period involved.

Certain of our core assets are pledged as collateral for short term notes that require large monthly payments.

Certain assets that are critical to our operations, including eight vibration vehicles, a 5,000 channel OYO Geospace GSR recording system, acquired in 2010, a 5,000 channel GSR system, acquired in 2011, an additional 7,200 channels of GSR equipment acquired in 2012, two GSR Systems with a total of 13,000 channels acquired in 2012, and an 8,000 station GSX system acquired in 2012 are pledged as collateral to our equipment lenders and commercial banks and could be subject to foreclosure in the event that we default on our indebtedness having 36 to 57 month terms. We currently have debt obligations covering the purchase of this equipment that require monthly payments between approximately $50,000 and $223,000. These debt obligations mature at various dates ranging from February of 2013 to January of 2017. Any decline in our operations could inhibit our ability to make these substantial monthly payments. In view of the short terms of these notes, a failure to make the monthly payments on these notes could cause our lenders to foreclose quickly on the assets securing these notes. The foreclosure on certain of our core assets securing these notes could severely limit our ability to continue operations.

We may be subject to liability claims that are not covered by our insurance.

Our business is subject to the general risks inherent in land-based seismic data acquisition activities. Our activities are often conducted in remote areas under dangerous conditions including the detonation of dynamite. These operations are subject to risks of injury to personnel and damage to equipment. Our crews are mobile, and equipment and personnel are subject to vehicular accidents. These risks could cause us to experience equipment losses, injuries to our personnel, and interruptions in our business.

In addition, we could be subject to personal injury or real property damage claims in the normal operation of our business. Such claims may not be covered under the indemnification provisions contained in our general service agreements to the extent that the damage is due to our negligence or intentional misconduct.

We do not carry insurance against certain risks that could cause losses, including business interruption resulting from equipment maintenance or weather delays (see "Operating Risks and Insurance").

Our general service agreements require us to have specific amounts of insurance. There can be no assurance, however, that any insurance obtained by us will be adequate to cover all losses or liabilities or that this insurance will continue to be available or available on terms which are acceptable to us. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a materially adverse effect on us.

We are subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to maintain compliance with Section 404, or if the costs related to maintaining compliance are significant, our profitability, stock price, and results of operations and financial condition could be materially adversely affected.

If we are unable to maintain adequate internal controls in accordance with Section 404, as such standards are amended, supplemented, or modified from time to time, we may not be able to ensure that we have effective internal controls over financial reporting on an ongoing basis in accordance with Section 404. Failure to achieve and maintain effective internal controls could have a material adverse effect on our stock price. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing, and/or require additional expenditures to comply with these requirements, each of which could negatively impact our business, profitability, and financial condition.

Industry Risks

We and our customers may be adversely affected by an economic downturn.

An economic downturn could have a material adverse effect on our financial results and proposed plan of operations and could lead to further significant fluctuations in the demand for and pricing of oil and gas. Reduced demand and pricing pressures could adversely affect the financial condition and results of operations of our customers and their ability to purchase our services. We are not able to predict the timing, extent, and duration of the economic cycles in the markets in which we operate.

We derive nearly all of our revenues from companies in the oil and natural gas exploration and development industry, a historically cyclical industry, with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices.

Any prolonged reduction in the overall level of exploration and development activities, whether resulting from changes in oil and natural gas prices or otherwise, could adversely impact us in many ways by negatively affecting:

- our revenues, cash flows, and profitability;
- our ability to maintain or increase our borrowing capacity;
- our ability to obtain additional capital to finance our business and the cost of that capital; and
- our ability to attract and retain skilled personnel whom we would need in the event of an upturn in the demand for our services.

Worldwide political, economic, and military events have contributed to oil and natural gas price volatility and are likely to continue to do so in the future. Depending on the market prices of oil and natural gas, oil and natural gas exploration and development companies may cancel or curtail their drilling programs, thereby reducing demand for our services. Oil and natural gas prices have been highly volatile historically and, we believe, will continue to be so in the future. Many factors beyond our control affect oil and natural gas prices including:

- the cost of exploring for, producing, and delivering oil and natural gas;
- the discovery rate of new oil and natural gas reserves;
- the rate of decline of existing and new oil and natural gas reserves;
- available pipeline and other oil and natural gas transportation capacity;
- the ability of oil and natural gas companies to raise capital;
- actions by OPEC (the Organization of Petroleum Exporting Countries);
- political instability in the Middle East and other major oil and natural gas producing regions;
- economic conditions in the U.S. and elsewhere;
- domestic and foreign tax policy;
- domestic and foreign energy policy including the ever increasing emphasis on alternative sources of energy;
- weather conditions in the U.S. and elsewhere;
- the pace adopted by foreign governments for the exploration, development, and production of their national reserves;

- the price of foreign imports of oil and natural gas; and
- the overall supply and demand for oil and natural gas.

The high fixed costs of our operations could result in operating losses.

Companies within our industry are typically subject to high fixed costs which consist primarily of depreciation (a non-cash item) and maintenance expenses associated with seismic data acquisition and equipment and crew costs. In addition, ongoing maintenance capital expenditures, as well as new equipment investment, can be significant. As a result, any extended periods of significant downtime or low productivity caused by reduced demand, weather interruptions, equipment failures, permit delays, or other causes could adversely affect the results of our operations.

Our operations are subject to delays related to obtaining land access rights of way from third parties which could affect our results of operations.

Our seismic data acquisition operations could be adversely affected by our inability to obtain timely right of way usage from both public and private land and/or mineral owners. Delays associated with obtaining such rights of way could negatively affect our results of operations.

Our business is subject to government regulation which may adversely affect our future operations.

Our operations are subject to a variety of federal, state, and provincial and local laws and regulations, including laws and regulations relating to the protection of the environment and archeological sites and those that may result from climate change legislation. Canadian operations have been historically cyclical due to governmental restrictions on seismic acquisition during certain periods. As a result, there is a risk that there will be a significant amount of unused equipment during those periods. We are required to expend financial and managerial resources to comply with such laws and related permit requirements in our operations, and we anticipate that we will continue to be required to do so in the future. Although such expenditures historically have not been material to us, the fact that such laws or regulations change frequently makes it impossible for us to predict the cost or impact of such laws and regulations on our future operations. The adoption of laws and regulations that have the effect of reducing or curtailing exploration and development activities by energy companies could also adversely affect our operations by reducing the demand for our services.

Risks Related To Our Common Stock

Our common stock has experienced, and may continue to experience, price volatility and low trading volume.

Our stock price is subject to significant volatility. Overall market conditions, including a decline in oil and natural gas prices and other risks and uncertainties described in this "Risk Factors" section and elsewhere in this Form 10-K, could cause the market price of our common stock to fall. The high and low sales prices of our common stock for the year ended December 31, 2012, were $11.55 and $5.96, respectively.

Our common stock is listed on the NASDAQ Stock Market LLC under the symbol "TGE." However, daily trading volumes for our common stock are, and may continue to be, relatively small compared to many other publicly traded securities. For example, during 2012 our daily trading volume was as low as 13,176 shares. It may be difficult for you to sell your shares in the public market at any given time at prevailing prices, and the price of our common stock may, therefore, be volatile.

Our officers and directors own a large percentage of our common stock, and they may exercise control over our business and affairs.

Our officers and directors as a group beneficially own approximately 29% of our common stock. As a result, they will continue to be able to exercise significant influence, and in most cases control, over matters requiring shareholder approval, including the election of directors, changes to our charter documents, and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The continued concentrated ownership of our common stock will make it difficult for another company to acquire us and for you to receive any related takeover premium for your shares (unless the controlling group approves the acquisition).

Certain provisions of our Restated Articles of Incorporation may make it difficult for a third party to acquire us or may adversely impact your rights as a common shareholder.

Our Restated Articles of Incorporation contain provisions that require the approval of holders of 80% of our issued and outstanding shares before we can enter into a merger or other business combination or sell all or substantially all of our assets. Additionally, if we increase the size of our board from the current six to nine directors, we could be required to stagger our directors' terms, and our directors could not be removed without approval of holders of 80% of our issued and outstanding shares. These provisions could discourage or impede a tender offer, proxy contest, or other similar transaction involving control of us.

In addition, our board of directors has the right to issue preferred stock upon such terms and conditions as it deems to be in the best interest of the Company. The terms of such preferred stock may adversely impact the dividend and liquidation rights of the common shareholders without the approval of the common shareholders.

We paid our first cash dividend in 2012 but may not pay cash dividends on our common stock in the foreseeable future, and therefore only appreciation of the price of our common stock may provide a return to our shareholders.

We paid our first cash dividend in December 2012 but may not pay cash dividends on our common stock in the foreseeable future. While there are currently no restrictions prohibiting us from paying dividends to our shareholders, it is at the discretion of the board of directors whether the Company pays any cash dividends on our common stock in the foreseeable future and will depend on our financial condition, results of operations, capital and legal requirements, and other factors deemed relevant by our board of directors. Earnings, if any, are expected to be retained to fund our future operations. On May 14, 2012 and May 14, 2010, the Company paid 5% stock dividends to its shareholders. No stock dividends were declared or paid in 2011.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None

ITEM 2. DESCRIPTION OF PROPERTY.

Our Houston sales office is in a 1,711-square foot facility. The monthly rent is currently $3,279. Our corporate office in Plano, Texas was increased from 8,523 square feet to 10,137 square feet of office space in March of 2012. The monthly rent is currently $14,784. We lease an 800-square foot facility in Oklahoma City, Oklahoma, as a sales office on a month-to-month basis and the current monthly rent is $665. We lease a 400-square foot facility in Pratt, Kansas, as a permit office on a month-to-month basis and the current monthly rent is $500. In October 2012, we expanded our Denison, Texas repair warehouse facility with the addition of a third 10,000-square foot building. The Denison, Texas, facility consists of one 5,000-square foot building, three 10,000-square foot adjacent buildings, and an outdoor storage area of approximately 60,500 square feet. The monthly rent is currently $16,547. We lease a 915-square foot office facility in Midland, Texas, as a sales office with a monthly rent of $915. Upon the acquisition of Eagle Canada, we assumed a lease for 3,030 square feet of office space located in Calgary, Alberta. The monthly rent is currently $12,817. In addition, Eagle Canada leases a 10,088-square foot facility, also located in Calgary, Alberta, that is used as a shop and warehouse. The monthly rent is currently $8,041. In April of 2012, we leased a storage and parking area adjacent to the Eagle Canada shop and warehouse. The monthly rent is currently $5,126. The Company is not responsible for insuring these facilities. The conditions of these facilities are good, and we believe that these properties are suitable and adequate for our foreseeable needs.

ITEM 3. LEGAL PROCEEDINGS.

The Company is a defendant in various legal actions that arose or may arise out of the normal course of business. In our opinion, none of these actions have or will result in any significant loss to us.

ITEM 4. MINE SAFETY DISCLOSURES.

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Prices

On April 18, 2005, we began trading on the NYSE Amex (formerly the American Stock Exchange) ("AMEX") under our current trading symbol "TGE." On October 26, 2007, we announced that our board of directors approved the decision to switch the listing of our common stock from AMEX to the NASDAQ Global Select Market ("NASDAQ.") As a result, on November 6, 2007, our stock began trading on NASDAQ under the symbol "TGE."

The following table shows the high and low sales prices reported for our common stock on NASDAQ during 2012 and 2011. On December 27, 2012 the Company paid its first cash dividend of $0.15 per common share to shareholders of record at the close of business on December 17, 2012. On May 14, 2012 the Company paid 5% stock dividends to shareholders of record at the close of business on April 30, 2012. No cash or stock dividends were declared or paid in 2011. All prior share and per share amounts have been restated to reflect the stock dividends.

	2012		2011	
	High	Low	High	Low
1st quarter	$10.83	$7.09	$7.92	$3.66
2nd quarter	11.55	8.69	8.23	5.64
3rd quarter	10.46	5.96	7.65	4.35
4th quarter	8.39	6.46	8.58	4.11

The number of shareholders of record of TGE's common stock as of March 1, 2013, was 160. Due to the number of shares held in nominee or street name, we believe that there are a significantly greater number of beneficial owners of our common stock. As of such date, CEDE & CO. held 16,904,784 shares in street name. On March 1, 2013, our common stock was quoted at a closing sales price of $9.81

Performance Graph

The following graph is not "soliciting material," is not deemed filed with the Securities and Exchange Commission, and is not to be incorporated by reference into any of the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, respectively.

The following graph sets forth the five-year cumulative total shareholder return, which assumes reinvestment of dividends, of a $100 investment beginning in the Company's common stock, a peer group made up of companies in the Philadelphia Oil Service Sector Index, and the S&P 500 Stock Index. The Philadelphia Oil Service Sector Index consists of far larger companies that provide a variety of services as compared to the land-based geophysical services provided by the Company.


Indexed Total Return
02/28/2008 - 02/28/2013
Price
200
180
160
140
120
100
80
60
40
20
0
2/29/2008
2/27/2009
2/26/2010
2/28/2011
2/29/2012
2/28/2013
Dates
S&P 500
PHLX Oil Services Index (OSX)
TGC Industries (TGE)

ITEM 6. SELECTED FINANCIAL DATA.

The following selected financial data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's financial statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data." A cash dividend of $0.15 per common share was declared and paid in December, 2012. No cash dividends were declared in any of the remaining four years shown below:

	Year Ended December, 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share amounts)				
Statement of Income Data:					
Revenues	$ 196,317	$ 151,029	$ 108,319	$ 90,432	$ 86,770
Net income (loss)	$ 15,672	$ 10,833	$ (1,223)	$ 1,880	$ 6,898
Net Income (loss) per common share - basic	$ 0.76	$ 0.54	$ (0.06)	$ 0.09	$ 0.34
Net Income (loss) per common share - diluted	$ 0.75	$ 0.53	$ (0.06)	$ 0.09	$ 0.34
Weighted average number of common Shares outstanding - basic	20,489	20,206	20,162	20,154	20,132
Weighted average number of common Shares outstanding - diluted	20,856	20,522	20,162	20,224	20,217
Total assets	$ 142,028	$ 99,881	$ 87,615	$ 86,050	$ 85,091
Long-term debt, less current maturities	$ 16,298	$ 6,956	$ 6,021	$ 6,507	$ 11,452
Shareholders' equity	$ 77,986	$ 63,720	$ 52,863	$ 52,695	$ 50,427

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

The following discussion and analysis should be read in conjunction with our financial statements and related notes thereto included elsewhere in this Form 10-K. Portions of this document that are not statements of historical or current fact are forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. The cautionary statements made in this Form 10-K should be read as applying to all related forward-looking statements wherever they appear in this Form 10-K. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could cause our actual results to differ materially from those anticipated include those discussed in "Business," "Information Regarding Forward-Looking Statements," and "Risk Factors."

Executive Overview

The Company is a leading provider of seismic data acquisition services throughout the continental United States and Canada. We added a crew after December 31, 2012, increasing the number of seismic crews to 15. These seismic crews supply seismic data to companies engaged in the exploration and development of oil and natural gas on land and in land-to-water transition areas. Our customers rely on seismic data to identify areas where subsurface conditions are favorable for the accumulation of existing hydrocarbons, to optimize the development and production of hydrocarbon reservoirs, to better delineate existing oil and natural gas fields, and to augment reservoir management techniques.

We acquire geophysical data using the latest in 3-D survey techniques. We introduce acoustic energy into the ground by using vibration equipment or dynamite detonation, depending on the surface terrain and subsurface requirements. The reflected energy, or echoes, is received through geophones, converted into a digital signal at a multi-channel recording unit, and then transmitted to a central recording vehicle. Subsurface requirements dictate the number of channels necessary to perform our services. With our state-of-the-art seismic equipment, including computer technology and multiple channels, we acquire, on a cost-effective basis, immense volumes of seismic data that when processed and interpreted produce more precise images of the earth's subsurface. Our customers then use our seismic data to generate 3-D geologic models that help reduce finding costs and improve recovery rates from existing wells.

Currently, the seismic data acquisition industry is made up of a number of companies divided into two groups. The first group is made up of four publicly-traded companies with long operating histories which field numerous crews and work in a number of different regions and terrain. This group includes us, Dawson Geophysical Company, Geokinetics, Inc. and CGG-Veritas. These companies field approximately 50% of the seismic crews currently operating in the continental U.S. and Canada. The second group is made up of smaller companies who generally run one or two seismic crews and often specialize in specific regions or types of operation.

We provide our seismic data acquisition services primarily to onshore oil and natural gas exploration and development companies for use in the onshore drilling and production of oil and natural gas in the continental U.S. and Canada. The main factors influencing demand for seismic data acquisition services in our industry are the level of drilling activity by oil and natural gas companies and the sizes of such companies' exploration and development budgets, which, in turn, depend largely on current and anticipated future crude oil and natural gas prices and depletion rates.

Our customers are major and independent oil and natural gas exploration and development companies. The services we provide to our customers vary according to the size and needs of each customer. Our services are marketed by sales, supervisory, and executive personnel who contact customers to determine their needs and respond to customer inquiries regarding the availability of crews. Contacts are based principally upon professional relationships developed over a number of years.

The acquisition of seismic data for the oil and natural gas industry is a highly competitive business. Contracts for such services generally are awarded on the basis of price quotations, crew experience, and the availability of crews to perform in a timely manner, although factors other than price, such as crew safety performance history and technological and operational expertise, are often determinative. Our competitors include companies with financial resources that are significantly greater than our own as well as companies of comparable and smaller size. Our primary competitors are Dawson Geophysical Company, Geokinetics, Inc., and CGG-Veritas. In addition to the previously named companies, we also compete for projects from time to time with smaller seismic companies which operate in local markets with only one or two crews. We believe that our long-term industry expertise, the customer relationships developed over our history, and our financial stability gives us an advantage over most of our competitors in the industry.

Results of Operations

Year Ended December 31, 2012, Compared to Year Ended December 31, 2011

Revenues. Our revenues were $196,317,215 for the year ended December 31, 2012, compared to $151,028,582 for the same period of 2011, an increase of 30.0%. Approximately 74% of the increase in revenues was attributable to continued improvement in the North American land seismic acquisition market and increased efficiencies of new wireless recording technology, and approximately 26% of the increase in revenues was attributable to our operation of additional seismic crews. We operated eight seismic crews in the U.S. during the first and second quarters, added a ninth crew in the third quarter, and continued operating nine crews during the fourth quarter of 2012, as compared to seven seismic crews in the U.S. during the first quarter, the addition of an eighth crew in the second quarter, and the continued operating eight crews during the third and fourth quarters of 2011. We operated seven seismic crews in Canada during the first quarter, two crews during the second quarter, the equivalent of 1.5 crews during the third quarter, and five crews during the fourth quarter of 2012, as compared to six seismic crews during the first quarter, two crews during the second and third quarters, and four crews during the fourth quarter of 2011.

Cost of services. Our cost of services was $135,279,937 for the year ended December 31, 2012, compared to $104,022,944 for the same period of 2011, an increase of 30.0%. Virtually all of this increase was attributable to strong revenue growth during 2012. As a percentage of revenues, cost of services was 68.9% for both the year ended December 31, 2012 and the year ended December 31, 2011.

Selling, general, and administrative expenses. SG&A expenses were $8,755,270 for the year ended December 31, 2012, compared to $9,626,679 for the same period of 2011, a decrease of 9.0%. This decrease was primarily attributable to $2,117,950 of transaction costs incurred in 2011 related to terminated merger discussions, partially offset by increased compensation costs and recent staff additions to handle increased business activity. SG&A expense as a percentage of revenues was 4.5% for the year ended December 31, 2012, and 6.4% for the year ended December 31, 2011.

Depreciation and amortization expense. Depreciation and amortization expense was $25,502,597 for the year ended December 31, 2012, compared to $19,214,069 for the same period of 2011, an increase of 32.7%. This increase was primarily attributable to capital expenditures of approximately $57,108,000 for the 12 months ended December 31, 2012. Depreciation and amortization expense as a percentage of revenues was 13.0% for the year ended December 31, 2012, compared to 12.7% for the same period of 2011.

Income from operations. Income from operations was $26,779,411 for the year ended December 31, 2012, compared to $18,164,890 for the same period of 2011. The increase was attributable to an increase in revenues, partially offset by increases in cost of services and depreciation expenses discussed above. EBITDA increased $14,903,049 to $52,282,008 for the 12 months ended December 31, 2012, from $37,378,959 for the same period of 2011, an increase of 39.9%. This increase was primarily a result of a $4,838,664 increase in net income, a $6,288,528 increase in depreciation, and a $3,337,828 increase in income tax expense. For a definition of EBITDA, a reconciliation of EBITDA to net income, and discussion of EBITDA, refer to the section entitled "EBITDA" found below.

Interest expense. Interest expense was $1,222,454 for the year ended December 31, 2012, compared to $784,425 for the same period of 2011, an increase of 55.8%. This increase was primarily attributable to additional debt of $22,202,000 incurred for the purchase of additional GSR and GSX systems, channels, and other seismic equipment and vehicles. The increase was partially offset by our continuing principal payments of $11,338,000 on notes payable and capital lease obligations.

Income tax expense. Income tax expense was $9,885,078 for the year ended December 31, 2012, compared to $6,547,250 for the same period of 2011. This increase was attributable to the increase in pre-tax income in 2012 as compared to 2011. Income tax expense for the year ended December 31, 2012 reflects the impact of state taxes, net of federal benefit, and permanent tax differences, including share based compensation. See Note H of Notes to Financial Statements.

Year Ended December 31, 2011, Compared to Year Ended December 31, 2010

Revenues. Our revenues were $151,028,582 for the year ended December 31, 2011, compared to $108,318,801 for the same period of 2010, an increase of 39.4%. Approximately 37% of the increase in revenues was attributable to continued improvement in the North American land seismic acquisition market and increased efficiencies of new wireless recording technology, and approximately 63% of the increase in revenues was attributable to our operation of additional seismic crews. We operated seven seismic crews in the U.S. during the first quarter, added an eighth crew in the second quarter, and continued operating eight crews during the third and fourth quarters of 2011, as compared to six seismic crews during each of the first three quarters and seven crews in the fourth quarter of 2010. We operated six seismic crews in Canada during the first quarter, two crews during the second and third quarters, and four crews during the fourth quarter of 2011, as compared to five seismic crews during the first quarter, no crews during the second quarter, two crews during the third quarter and four crews in the fourth quarter of 2010.

Cost of services. Our cost of services was $104,022,944 for the year ended December 31, 2011, compared to $85,932,862 for the same period of 2010, an increase of 21.1%. Virtually all of this increase was attributable to strong revenue growth during 2011. Approximately 19% of the increase was offset by increased efficiencies of new wireless recording technology and a decrease in higher cost shot-hole contracts. As a percentage of revenues, cost of services was 68.9% for the year ended December 31, 2011, compared to 79.3% for the same period of 2010.

Selling, general, and administrative expenses. SG&A expenses were $9,626,679 for the year ended December 31, 2011, compared to $6,894,500 for the same period of 2010, an increase of 39.6%. This increase was primarily attributable to $2,117,950 of transaction costs related to the terminated merger discussions with Dawson Geophysical Company. SG&A expense as a percentage of revenues was 6.4% for each of the years ended December 31, 2011, and December 31, 2010.

Depreciation and amortization expense. Depreciation and amortization expense was $19,214,069 for the year ended December 31, 2011, compared to $15,343,804 for the same period of 2010, an increase of 25.2%. This increase was primarily attributable to capital expenditures of approximately $30,730,000 for the 12 months ended December 31, 2011. Depreciation and amortization expense as a percentage of revenues was 12.7% for the year ended December 31, 2011, compared to 14.2% for the same period of 2010.

Income from operations. Income from operations was $18,164,890 for the year ended December 31, 2011, compared to $147,635 for the same period of 2010. The increase was attributable to several factors including strengthening demand, better contract terms with the continued improvement in the North American land seismic acquisition market, and the items previously discussed. EBITDA increased $21,887,520 to $37,378,959 for the 12 months ended December 31, 2011, from $15,491,439 for the same period of 2010, an increase of 141.3%. This increase was a result of factors discussed above. For a definition of EBITDA, a reconciliation of EBITDA to net income, and discussion of EBITDA, refer to the section entitled "EBITDA" found below.

Interest expense. Interest expense was $784,425 for the year ended December 31, 2011, compared to $790,417 for the same period of 2010, a decrease of less than 1.0%. This decrease was primarily attributable to our continuing principal payments on notes payable and capital lease obligations partially offset by additional debt incurred during the first and third quarters of 2011 for the purchase of additional GSR channels and equipment.

Income tax expense. Income tax expense was $6,547,250 for the year ended December 31, 2011, compared to $579,900 for the same period of 2010. This increase was primarily attributable to the substantial increase in pre-tax income in 2011 as compared to a pre-tax loss in 2010. Income tax expense for the year ended December 31, 2010 reflects the impact of state taxes, net of federal benefit, and permanent tax differences, including share based compensation. See Note H of Notes to Financial Statements.

Non-GAAP Financial Measure

We define EBITDA as net income plus expenses of interest, income taxes, depreciation, and amortization. We use EBITDA as a supplemental financial measure to assess:

- the financial performance of our assets without regard to financing methods, capital structures, taxes, or historical cost basis;
- our liquidity and operating performance over time and in relation to other companies that own similar assets and that we believe calculate EBITDA in a manner similar to us; and

- the ability of our assets to generate cash sufficient for us to pay potential interest expenses.

We also understand that such data is used by investors to assess our performance. However, EBITDA is not a measure of operating income, operating performance, or liquidity presented in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). When assessing our operating performance or our liquidity, you should not consider this data in isolation or as a substitute for our net income, cash flow from operating activities, or other cash flow data calculated in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies. Further, the results presented by EBITDA cannot be achieved without incurring the costs that the measure excludes: interest, taxes, depreciation, and amortization.

The following table reconciles our EBITDA to our net income:

	Year Ended December 31,		
	2012	2011	2010
Net income (loss)	$15,671,879	$10,833,215	$ (1,222,682)
Depreciation and amortization expense	25,502,597	19,214,069	15,343,804
Interest expense	1,222,454	784,425	790,417
Income tax expense	9,885,078	6,547,250	579,900
EBITDA	$52,282,008	$37,378,959	$15,491,439

Liquidity and Capital Resources

Liquidity

Cash flows from operating activities.

Net cash provided by operating activities was $39,283,062 for the year ended December 31, 2012, compared to $34,174,167 for the same period of 2011. The $5,108,895 increase was principally attributable to an increase in net income of $4,838,664 in 2012. The timing of billings and revenue recognition, the collections of accounts receivable, the timing of receipt and payment of invoices, federal and state income taxes payable, depreciation and amortization, and the mix of contracts account for the remainder of the increase.

Working capital decreased $7,640,436 to $12,216,093 as of December 31, 2012, from the December 31, 2011, working capital of $19,856,529. This decrease was due primarily to a decrease in cash and cash equivalents of $7,131,315, increases of $4,424,146 in trade accounts payable, $2,945,945 in accrued liabilities, $2,819,594 in billings in excess of costs and estimated earnings on uncompleted contracts, $2,552,247 in federal and state income taxes payable, and $4,812,766 in current maturities of notes payable, partially offset by increases in trade accounts receivable of $16,289,735 and in costs and estimated earnings in excess of billings on uncompleted contracts of $1,162,465.

Cash flows used in investing activities.

Net cash used in investing activities was $30,265,696 for the year ended December 31, 2012, and $21,270,845 for the year ended December 31, 2011. This $8,994,851 increase was due to an increase in capital expenditures of $9,958,915 offset by an increase in proceeds from the sale of property and equipment of $964,064.

Cash flows used in financing activities.

Net cash used in financing activities was $16,140,906 for the year ended December 31, 2012, and $10,172,831 for the year ended December 31, 2011. The $5,968,075 increase was due primarily to an increase in principal payments on notes payable of $2,331,996 and the payment of cash dividends of $3,099,014.

Capital expenditures.

During the year ended December 31, 2012, capital expenditures of $57,107,732 were used to acquire seismic equipment and vehicles, replace similar equipment and vehicles, and to purchase our fourth and fifth GSR systems consisting of a total of 14,200 channels and related equipment, our sixth GSR system with 13,000 channels, our first next-generation 3-channel GSX system with 8,000 stations, and seven new INOVA vibration vehicles. Cash of $31,970,418, notes of $22,201,800 from a commercial bank, and capital lease obligations from a vehicle leasing company of $2,935,514 were used to finance these acquisitions. This major investment should continue to bring us the benefits of these new technologies and allow us to be in a cash building mode in 2013. We may, however, purchase additional equipment during 2013 as the demand for our services warrants.

Capital Resources

Historically, we have relied on cash generated from operations, short-term borrowings from commercial banks and equipment lenders, and loans from directors to fund our working capital requirements and capital expenditures.

The Company has a revolving line of credit agreement with a commercial bank. The borrowing limit under the revolving line of credit agreement is $5,000,000 and was renewed on September 16, 2011, and again on September 16, 2012. The revolving line of credit agreement does not expire until September 16, 2013. Our obligations under this agreement are secured by a security interest in our accounts receivable. Interest on the outstanding amount under the line of credit loan agreement is payable monthly at the greater of the prime rate of interest or five percent. As of December 31, 2012, and since its inception, we have had no borrowings outstanding under the line of credit loan agreement.

At December 31, 2012, the Company had seven outstanding notes payable to commercial banks for equipment purchases. The notes have interest rates between 3.50% and 6.35%, are due in monthly installments between $50,170 and $223,437 plus interest, have a total outstanding balance of $24,553,291 and are collateralized by equipment. Three notes payable with interest rates between 5.33% and 6.00% and monthly payments between $23,740 and $61,997 plus interest were paid off in 2012. These notes were collateralized by equipment.

The Company had, at December 31, 2011, three outstanding notes payable to equipment finance companies for equipment purchases. The notes have interest rates between 5.33% and 6.00%, were due in monthly installments between $23,740 and $61,997 plus interest, and were collateralized by equipment. All of these notes were paid off in 2012.

The Company had, at December 31, 2012, two outstanding notes payable to finance companies for corporate insurance. The notes have interest rates between 4.16% and 4.95%, are due in monthly installments between $16,861 and $302,892 including interest, and have a total outstanding balance of $474,587.

Our Houston sales office is in a 1,711-square foot facility. The monthly rent is currently $3,279. Our corporate offices in Plano, Texas were increased from 8,523 square feet to 10,137 square feet of office space in March of 2012. The monthly rent is currently $14,784. We lease an 800-square foot facility in Oklahoma City, Oklahoma, as a sales office on a month-to-month basis, and the current monthly rent is $665. We lease a 400-square foot facility in Pratt, Kansas, as a permit office on a month-to-month basis, and the current monthly rent is $500. In October 2012, we expanded our Denison, Texas, repair warehouse facility with the addition of a third 10,000-square foot building. The Denison, Texas, facility consists of one 5,000-square foot building, three 10,000-square foot adjacent buildings, and an outdoor storage area of approximately 60,500 square feet. The monthly rent is currently $16,547. We lease a 915-square foot office facility in Midland, Texas, as a sales office with a monthly rent of $915. Upon the acquisition of Eagle Canada, we assumed a lease entered into in August of 2008 for 3,030 square feet of office space located in Calgary, Alberta. The monthly rent is currently $12,817. In addition, Eagle Canada leases a 10,088-square foot facility, also located in Calgary, Alberta, that is used as a shop and warehouse. The monthly rent is currently $8,041. In April of 2012, we leased a storage and parking area adjacent to the Eagle Canada shop and warehouse. The monthly rent is currently $5,126. The Company is not responsible for insuring these facilities. The conditions of these facilities are good, and we believe that these properties are suitable and adequate for our foreseeable needs.

Contractual Obligations

The following table summarizes payments due in specific periods related to our contractual obligations as of December 31, 2012:

	Payments Due by Period				
Contractual Obligations	Total	Within 1 Year	1-2 Years	3-5 Years	After 5 Years
	(In thousands)				
Operating lease obligations	$ 1,951	$ 718	$ 519	$ 714	$ -
Debt obligations	$25,028	$10,615	$ 7,934	$ 6,479	$ -
Capital lease obligations	$ 3,845	$ 1,960	$ 1,280	$ 605	$ -
Total	$30,824	$13,293	$ 9,733	$ 7,798	$ -

We believe that our capital resources, including our short-term investments, funds available under our line of credit loan agreement, and cash flow from operations, are adequate to meet our current operational needs. We believe that we will be able to finance our 2013 capital expenditures through cash flow from operations, borrowings from commercial lenders, and the funds available under our line of credit loan agreement. However, our ability to satisfy working capital requirements, meet debt repayment obligations, and fund future capital requirements will depend principally upon our future operating performance which is subject to the risks inherent in our business.

Off-Balance Sheet Arrangements

As of December 31, 2012, we had no off-balance sheet arrangements.

Critical Accounting Policies

The preparation of our financial statements in conformity with GAAP requires us to make certain assumptions and estimates that affect the reported amounts of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of assumptions and estimates inherent in the reporting process, actual results could differ from those estimates.

Revenue Recognition

Seismic Surveys

The Company provides seismic data acquisition survey services to its customers under general service agreements which define certain obligations for the Company and for its customers. A supplemental agreement setting forth the terms of a specific project, which may be cancelled by either party upon 30 days' advance written notice, is entered into for every project. These supplemental agreements are either "turnkey" agreements providing for a fixed fee to be paid for each unit of seismic data acquired or "term" agreements providing for a fixed hourly, daily, or monthly fee during the term of the project. The duration of these projects will vary from a few days to several months. The Company recognizes revenue when services are performed under both types of agreements. Services are defined as the commencement of data acquisition, which is the physical act of laying out seismic equipment or recording contractually determined data points. Under turnkey agreements, the total number of units of seismic data to be gathered is set forth in the agreement. TGC recognizes revenue on turnkey agreements as services are performed on a per unit of seismic data acquired rate based on the number of data points per square mile obtained as compared to the number of square miles set forth in the agreement. Eagle Canada recognizes revenue on turnkey agreements as services are performed on a per unit of seismic data laid-out rate, which is standard industry practice in Canada, based on the number of receiver lines laid out as compared to the estimated total lines to be laid out for the project pursuant to the agreement. Under term agreements, revenue is recognized, by both TGC and Eagle Canada, as services are performed based on the time worked rate provided in the term agreement. Under both turnkey and term agreements, cost of earned revenue is recognized by multiplying total estimated agreement cost by the percentage-of-completion of the agreement. The excess of that amount over the cost of earned revenue reported in prior periods is recognized as cost of earned revenue for the period. Agreements are not segmented nor combined for purposes of calculating percentage of completion. The asset "Cost and estimated earnings in excess of billings on uncompleted contracts" represents cost incurred on turnkey agreements in excess of billings on those agreements. The liability "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings on turnkey agreements in excess of cost on those agreements. Claims have been negligible in the years ended December 31, 2012, 2011, and 2010.

Business Combinations

We allocate the purchase price of acquired companies to the tangible assets acquired, liabilities assumed, and intangible assets acquired, based on their estimated fair values. The excess of the purchase price over these fair values is recorded as goodwill. We engage independent third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions.

Allowance for Doubtful Accounts

We prepare our allowance for doubtful accounts receivable based on our past experience of historical write-offs, our current customer base, and our review of past due accounts. The inherent volatility of the energy industry's business cycle can cause swift and unpredictable changes in the financial stability of our customers. In the fourth quarter of 2009, we recorded an allowance against the account of a slow paying customer. In the third quarter of 2010, this allowance was reversed because we determined an allowance was no longer required. In 2012 and 2011, no allowances were necessary.

Impairment of Long-lived Assets

We review long-lived assets for impairment when triggering events occur suggesting deterioration in the assets' recoverability or fair value. Recognition of an impairment charge is required if future expected net cash flows are insufficient to recover the carrying value of the asset. Our forecast of future cash flows used to perform impairment analysis includes estimates of future revenues and profitability based on our historical results and analysis of future oil and natural gas prices which are fundamental to assessing demand for our services. If we are unable to achieve these cash flows, our estimates will be revised which could result in an impairment charge for the period of revision.

Depreciable Lives of Property, Plant, and Equipment

Our property, plant, and equipment are capitalized at historical cost and depreciated over the useful life of the asset. Our estimate of this useful life is based on circumstances that exist in the seismic industry and information available at the time of the purchase of the asset. The technology of the equipment used to gather data in the seismic industry has historically evolved such that obsolescence does not occur quickly. As circumstances change and new information becomes available, these estimates could change. We amortize these capitalized items using the straight-line method. Capital assets are depreciated over their useful lives ranging from one to seven years, depending on the classification of the asset.

Tax Accounting

We account for our income taxes in accordance with the recognition of amounts of taxes payable or refundable for the current year and an asset and liability approach in recognizing the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We determine deferred taxes by identifying the types and amounts of existing temporary differences, measuring the total deferred tax asset or liability using the applicable tax rate, and reducing the deferred tax asset by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Our methodology for recording income taxes requires judgment regarding assumptions and the use of estimates, including determining our annual effective tax rate and the valuation of deferred tax assets, which can create a variance between actual results and estimates and could have a material impact on our provision or benefit for income taxes.

Stock-Based Compensation

We recognize the fair value of the stock-based compensation awards, including stock options and restricted stock, as wages in the consolidated statements of earnings on a straight-line basis over the vesting period of the related stock options or restricted stock awards. This has resulted in the recognition of compensation expense, relative to stock-based awards, in wages in the consolidated statements of earnings of approximately $601,000 or approximately $0.03 per share for the year ended December 31, 2012, and $424,000, or approximately $0.02 per share, for the year ended December 31, 2011.

Shares of restricted stock were issued to employees of the Company under the 2006 Stock Awards Plan as follows: 18,900 in August of 2007; 10,000 in June of 2008; 5,000 in July 2009; 5,000 in May of 2010; 25,331 in November of 2011; 21,520 in December of 2011; 6,000 in January of 2012; and 213,125 in August of 2012. In addition, stock options were issued to employees of the Company under the 2006 Stock Awards Plan as follows: 335,000 in October of 2008; 135,000 in November of 2009; and 15,000 in November of 2011. No stock options were granted to employees in 2010 or 2012. As of December 31, 2012, there was approximately $1,141,400 of unrecognized compensation expense related to our share-based compensation plan.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards,* to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 became effective in our first quarter of 2012 and has not had a material effect on our financial statements.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*, to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. This update does not change what items are reported in other comprehensive income or the requirement to report reclassification of items from other comprehensive income to net income. ASU 2011-05 became effective in our first quarter of 2012 and has not had a material effect on our financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles-Goodwill and Other (Topic 350): Testing for Impairment.* ASU 2011-08 amends the guidance in FASB Accounting Standards Codification Topic ("ASC") 350-20, *Intangibles-Goodwill and Other-Goodwill.* The intent of this ASU is to simplify how entities test goodwill for impairment by allowing an entity to use a qualitative approach to test goodwill for impairment. The amendments in the ASU permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC 350-20. The amendments do not change the current guidance for testing other indefinite-lived assets for impairment. ASU 2011-08 was effective for goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early application was permitted. The Company adopted this standard early and effective as of December 31, 2011 in its year-end goodwill impairment analysis.

Effect of Inflation

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition during the past three years.

Information Regarding Forward-Looking Statements

This Form 10-K includes "forward-looking statements" as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which reflect our view with respect to future events. We base these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Company, including:

- dependence upon energy industry spending for seismic data acquisition services;
- the unpredictable nature of forecasting weather;
- the potential for contract delay or cancellation;

- the potential for fluctuations in oil and natural gas prices; and

- the availability of capital resources.

We use the words "may," "will," "can," "could," "should," "expect," "anticipate," "estimate," "believe," "target," "continue," "intend," "plan," "budget," and other similar words to identify forward-looking statements. You should read statements that contain these words carefully because they discuss future expectations, contain projections of results of operations or of our financial condition, and/or state other "forward-looking" information. We do not undertake any obligation to update or revise publicly any forward-looking statements, except as required by law. These statements also involve risks and uncertainties that could cause our actual results or financial condition to differ materially from our expectations in this Form 10-K.

We believe that it is important to communicate our expectations of future performance to our investors. However, events may occur in the future that we are unable to accurately predict or over which we have no control. When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this Form 10-K and other factors noted throughout this Form 10-K. There are many risks, uncertainties, and events that may cause our actual results to differ materially from those contained in any forward-looking statement. Please read the section entitled "Risk Factors" for a discussion of certain risks of our business and an investment in our common stock.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have not entered into any hedging agreements or swap agreements. Our principal market risk is the risk related to the concentration of our customers in the oil and natural gas industry. Since our customers are involved in the oil and natural gas industry, there may be a positive or a negative effect on our exposure to credit risk in that our customers may be similarly affected by changes in economic and industry conditions. For the year ended December 31, 2012, our largest customer accounted for approximately 16% of revenues. For the year ended December 31, 2011, our largest customer accounted for approximately 17% of revenues. For the year ended December 31, 2010, our top customer accounted for approximately 15% of our revenues. We conduct business in Canada which subjected us to a foreign currency exchange rate risk. Our results of operations and our cash flows could be impacted by changes in foreign currency exchange rates.

For further information see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Item 1A. Risk Factors."

(This page has been left blank intentionally.)

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Consolidated Financial Statements
December 31, 2012, 2011, and 2010

CONTENTS

LGT

LANE GORMAN TRUBITT PLLC
Accountants & Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
TGC Industries, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of TGC Industries, Inc. and Subsidiary ("the Company") as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TGC Industries, Inc. and Subsidiary as of December 31, 2012 and 2011, and the consolidated results of their operations and comprehensive income and their cash flows for each of the years in the three year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TGC Industries, Inc. and Subsidiary's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2013 expressed an unqualified opinion thereon.

Lane Gorman Trubitt, PLLC

Dallas, Texas
March 15, 2013

Members of AICPA & The Leading Edge Alliance

2626 Howell Street | Suite 700 | Dallas, TX 75204-4064 | 214.871.7500 | Fax 214.871.0011 | Toll Free 877.231.7500 | www.lgt-cpa.com

LANE GORMAN TRUBITT PLLC
Accountants & Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
TGC Industries, Inc. and Subsidiary

We have audited the TGC Industries, Inc. and Subsidiary's ("the Company") internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, TGC Industries, Inc. and Subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TGC Industries, Inc. and Subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012 of TGC Industries, Inc. and Subsidiary and our report dated March 15, 2013 expressed an unqualified opinion thereon.

Lane Gorman Trubitt, PLLC

Dallas, Texas
March 15, 2013

Members of AICPA & The Leading Edge Alliance

2626 Howell Street | Suite 700 | Dallas, TX 75204-4064 | 214.871.7500 | Fax 214.871.0011 | Toll Free 877.231.7500 | www.lgt-cpa.com

TGC Industries, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
December 31,

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 8,614,244	$ 15,745,559
Trade accounts receivable	35,640,758	19,351,023
Cost and estimated earnings in excess of billings on uncompleted contracts	6,263,943	5,101,478
Prepaid expenses and other	1,824,779	1,606,936
Total current assets	52,343,724	41,804,996
PROPERTY AND EQUIPMENT - at cost		
Machinery and equipment	190,943,331	139,017,290
Automobiles and trucks	15,265,627	12,616,608
Furniture and fixtures	488,779	434,146
Leasehold improvements	14,994	14,994
	206,712,731	152,083,038
Less accumulated depreciation and amortization	(117,326,964)	(94,286,207)
	89,385,767	57,796,831
Goodwill	201,530	201,530
Other assets	96,817	77,870
	298,347	279,400
Total assets	$ 142,027,838	$ 99,881,227

The accompanying notes are an integral part of these statements

TGC Industries, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS -- Continued
December 31,

	2012	2011
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Trade accounts payable	$ 13,680,538	$ 9,256,392
Accrued liabilities	5,544,071	2,598,126
Billings in excess of costs and estimated earnings on uncompleted contracts	3,757,349	937,755
Federal and state income tax payable	4,569,891	2,017,644
Current maturities of notes payable	10,615,279	5,802,513
Current portion of capital lease obligations	1,960,503	1,336,037
Total current liabilities	40,127,631	21,948,467
NOTES PAYABLE, less current maturities	14,412,598	5,328,892
CAPITAL LEASE OBLIGATIONS, less current portion	1,884,937	1,626,612
LONG-TERM DEFERRED TAX LIABILITY	7,617,111	7,257,576
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS' EQUITY		
Preferred stock, $1.00 par value; 4,000,000 shares authorized; issued - none	-	-
Common stock, $.01 par value; 25,000,000 shares authorized; 20,732,500 and 19,348,436 shares issued and outstanding in each period	207,325	193,484
Additional paid-in capital	29,573,986	28,176,922
Retained earnings	48,073,556	35,499,541
Treasury stock, at cost; 80,076 and 37,820 shares in each period	(691,009)	(257,394)
Accumulated other comprehensive income	821,703	107,127
	77,985,561	63,719,680
Total liabilities and shareholders' equity	$ 142,027,838	$ 99,881,227

The accompanying notes are an integral part of these statements

TGC Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF EARNINGS
Years Ended December 31,

	2012	2011	2010
Revenue	$ 196,317,215	$ 151,028,582	$ 108,318,801
Cost and expenses			
Cost of services	135,279,937	104,022,944	85,932,862
Selling, general and administrative	8,755,270	9,626,679	6,894,500
Depreciation and amortization expense	25,502,597	19,214,069	15,343,804
	169,537,804	132,863,692	108,171,166
Income from operations	26,779,411	18,164,890	147,635
Interest expense	1,222,454	784,425	790,417
Income (loss) before income taxes	25,556,957	17,380,465	(642,782)
Income tax expense:			
Current	9,525,543	4,077,297	433,350
Deferred	359,535	2,469,953	146,550
Income tax expense	9,885,078	6,547,250	579,900
Net income (loss)	$ 15,671,879	$ 10,833,215	$ (1,222,682)
Net income (loss) per common share:			
Basic	$ 0.76	$ 0.54	$ (0.06)
Diluted	$ 0.75	$ 0.53	$ (0.06)
Weighted average number of shares outstanding:			
Basic	20,489,179	20,205,524	20,162,944
Diluted	20,855,596	20,522,287	20,162,944

The accompanying notes are an integral part of these statements

TGC Industries, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31,

	2012	2011	2010
Net Income (loss)	$ 15,671,879	$ 10,833,215	$ (1,222,682)
Other comprehensive income (loss):			
Foreign currency translation adjustments	714,576	(641,538)	882,381
Total other comprehensive income (loss), net of tax	$ 16,386,455	$ 10,191,677	$ (340,301)

The accompanying notes are an integral part of these statements

TGC Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common stock		Additional Paid-in	Retained	Treasury	Other Comprehensive	
	Shares	Amount	Capital	Earnings	Stock	Income (Loss)	Total
Balances at December 31, 2009	18,323,091	$183,231	$27,014,078	$25,889,008	$(257,323)	$(133,716)	$52,695,278
5% common stock dividend	914,160	9,142	(9,573)	-	-	-	(431)
Issuance of restricted common stock	5,000	50	(50)	-	-	-	-
Amortization of unearned compensation restricted stock awards	-	-	86,230	-	-	-	86,230
Amortization of compensation cost of unvested stock options	-	-	422,024	-	-	-	422,024
Foreign currency translation adjustments	-	-	-	-	-	882,381	882,381
Net loss	-	-	-	(1,222,682)	-	-	(1,222,682)
Balances at December 31, 2010	19,242,251	192,423	27,512,709	24,666,326	(257,323)	748,665	52,862,800
Issuance of common stock awards	31,851	318	224,681	-	-	-	224,999
Issuance of restricted common stock	15,000	150	(150)	-	-	-	-
Exercise of stock options	59,334	593	180,912	-	-	-	181,505
Amortization of unearned compensation restricted stock awards	-	-	28,603	-	-	-	28,603
Amortization of compensation cost of unvested stock options	-	-	230,167	-	-	-	230,167
Purchase of treasury shares	-	-	-	-	(71)	-	(71)
Foreign currency translation adjustments	-	-	-	-	-	(641,538)	(641,538)
Net income	-	-	-	10,833,215	-	-	10,833,215
Balances at December 31, 2011	19,348,436	193,484	28,176,922	35,499,541	(257,394)	107,127	63,719,680
5% common stock dividend	971,990	9,720	(10,870)	-	-	-	(1,150)
Cash dividend	-	-	-	(3,097,864)	-	-	(3,097,864)
Issuance of restricted common stock	219,125	2,191	(2,191)	-	-	-	-
Exercise of stock options	192,949	1,929	809,066	-	(433,615)	-	377,380
Amortization of unearned compensation restricted stock awards	-	-	317,109	-	-	-	317,109
Amortization of compensation cost of unvested stock options	-	-	283,950	-	-	-	283,950
Foreign currency translation adjustments	-	-	-	-	-	714,576	714,576
Net income	-	-	-	15,671,879	-	-	15,671,879
Balances at December 31, 2012	20,732,500	$207,325	$29,573,986	$48,073,556	$(691,009)	$821,703	$77,985,561

The accompanying notes are an integral part of these statements

TGC Industries, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31,

	2012	2011	2010
Cash flows from operating activities			
Net income (loss)	$ 15,671,879	$ 10,833,215	$ (1,222,682)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	25,502,597	19,214,069	15,343,804
Gain on disposal of property and equipment	(1,069,766)	(441,524)	(39,725)
Stock-based compensation	601,059	483,769	508,254
Deferred income taxes	359,535	2,469,953	146,550
Changes in operating assets and liabilities			
Trade accounts receivable	(16,021,574)	(2,442,223)	(7,377,921)
Cost and estimated earnings in excess of billings on uncompleted contracts	(1,121,420)	(589,429)	(4,098,234)
Prepaid expenses and other	2,820,516	2,326,499	1,384,007
Prepaid federal and state income tax	78,268	1,145,437	(239,844)
Other assets	(17,991)	(18,035)	(27,495)
Trade accounts payable	4,328,707	2,763,004	1,944,647
Accrued liabilities	2,911,755	823,278	443,628
Billings in excess of cost and estimated earnings on uncompleted contracts	2,814,863	(4,550,293)	(1,604,706)
Federal and state income tax payable	2,424,634	2,156,447	-
Net cash provided by operating activities	39,283,062	34,174,167	5,160,283
Cash flows from investing activities			
Capital expenditures	(31,970,418)	(22,011,503)	(8,220,293)
Proceeds from sale of property and equipment	1,704,722	740,658	164,323
Net cash used in investing activities	(30,265,696)	(21,270,845)	(8,055,970)
Cash flows from financing activities			
Principal payments on notes payable	(11,338,097)	(9,006,101)	(8,448,138)
Principal payments on capital lease obligations	(2,081,176)	(1,348,164)	(1,101,242)
Proceeds from exercise of stock options	377,381	181,505	-
Purchase of treasury shares	-	(71)	-
Payment of dividends	(3,099,014)	-	(431)
Net cash used in financing activities	(16,140,906)	(10,172,831)	(9,549,811)
Net increase (decrease) in cash and cash equivalents	(7,123,540)	2,730,491	(12,445,498)
Effect of exchange rates on cash	(7,775)	(57,435)	13,852
Cash and cash equivalents at beginning of year	15,745,559	13,072,503	25,504,149
Cash and cash equivalents at end of year	$ 8,614,244	$ 15,745,559	$ 13,072,503
Supplemental cash flow information			
Interest paid	$ 1,222,454	$ 784,425	$ 790,417
Income taxes paid	$ 7,022,640	$ 774,136	$ 1,479,446
Noncash investing and financing activities			
Capital lease obligations incurred	$ 2,935,514	$ 1,953,263	$ 2,030,175
Financed equipment purchase	$ 22,201,800	$ 6,765,619	$ 4,975,110
Financed insurance premiums	$ 3,050,024	$ 2,336,121	$ 2,206,655
Restricted stock awards to employees, net of cancellations	$ 1,334,014	$ 101,475	$ 20,750
Stock awards to employees	$ -	$ 225,000	$ -
Treasury shares issued for stock options exercised	$ 433,615	$ -	$ -

The accompanying notes are an integral part of these statements

NOTE A - NATURE OF OPERATIONS

TGC Industries, Inc. (TGC or the Company) is engaged in the geophysical services business and primarily conducts seismic surveys and sells gravity data to companies engaged in exploration in the oil and gas industry in the U.S. and Canada.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Consolidated Financial Statements include the accounts of TGC Industries, Inc. and its wholly-owned subsidiary, Eagle Canada, Inc. We have eliminated all significant intercompany accounts and transactions.

Business Combinations

We record acquisitions using the purchase method of accounting and, accordingly, have included the results of operations of acquired businesses in our consolidated results from the date of each acquisition. We allocate the purchase price of our acquisitions to the tangible assets, liabilities, and intangible assets acquired based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. The fair value assigned to assets acquired is based on valuations provided by independent consultants and using management's estimates and assumptions.

Foreign Currency

The functional currency of the Company's international subsidiary is the local currency. Local currency assets and liabilities are translated at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated at average rates of exchange during the period. The resulting translation adjustments are recorded directly into a separate component of stockholders' equity and represents the only component of accumulated other comprehensive income.

Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. The Company maintains its accounts at financial institutions located in Texas and Alberta, Canada. The Texas bank accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Alberta bank accounts are insured by the Canadian Depository Insurance Corporation up to $100,000 Canadian dollars.

Trade Accounts Receivable

Trade accounts receivable are recorded in accordance with terms and amounts as specified in the related contracts on an ongoing basis. The Company evaluates the collectability of accounts receivable on a specific account basis using a combination of factors including the age of the outstanding balances, evaluation of the customer's financial condition, and discussions with relevant Company personnel and with the customers directly. An allowance for doubtful accounts or direct write-off is recorded when it is determined that the receivable may not be collected, depending on the facts known and the probability of collection of the outstanding amount.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the individual assets ranging from 1 to 7 years. The depreciation expense on assets acquired under capital leases is included with depreciation expense on owned assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted cash flows estimated to be generated by those assets. No impairment charge was necessary at December 31, 2012, 2011, and 2010.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, in accordance with ASC Topic 740 ("Topic 740"). Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities. The components of the deferred tax assets and liabilities are individually classified as current or non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with Topic 740, the Company recognizes in its financial statements the impact of a tax position if that position is "more likely than not" to be sustained on audit, based on the technical merits of the position. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts, and circumstances existing at that time. Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. Interest and penalties related to unrecognized tax benefits, if any, are recorded as income tax expense. See Note H for further information.

Revenue Recognition

Seismic Surveys

The Company provides seismic data acquisition survey services to its customers under general service agreements which define certain obligations for the Company and for its customers. A supplemental agreement setting forth the terms of a specific project, which may be cancelled by either party upon 30 days' advance written notice, is entered into for every project. These supplemental agreements are either "turnkey" agreements providing for a fixed fee to be paid for each unit of seismic data acquired or "term" agreements providing for a fixed hourly, daily, or monthly fee during the term of the project. The duration of these projects will vary from a few days to several months. The Company recognizes revenue when services are performed under both types of agreements. Services are defined as the commencement of data acquisition which is the physical act of laying out seismic equipment or recording contractually determined data points. Under turnkey agreements, the total number of units of seismic data to be gathered is set forth in the agreement. TGC recognizes revenue on turnkey agreements, as services are performed on a per unit of seismic data acquired rate based on the number of data points per square mile obtained as compared to the number of square miles set forth in the agreement. Eagle Canada recognizes revenue on turnkey agreements as services are performed on a per unit of seismic data laid-out rate, which is standard industry practice in Canada,

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Seismic Surveys - Continued

based on the number of receiver lines laid out as compared to the estimated total lines to be laid out for the project pursuant to the agreement. Under term agreements, revenue is recognized, by both TGC and Eagle Canada, as services are performed based on the time worked rate provided in the term agreement. Under both turnkey and term agreements, cost of earned revenue is recognized by multiplying total estimated agreement cost by the percentage-of-completion of the agreement. The excess of that amount over the cost of earned revenue reported in prior periods is recognized as cost of earned revenue for the period. Agreements are not segmented nor combined for purposes of calculating percentage of completion. The asset "Cost and estimated earnings in excess of billings on uncompleted contracts" represents cost incurred on turnkey agreements in excess of billings on those agreements. The liability "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings on turnkey agreements in excess of cost on those agreements. Claims have been negligible in the years ended December 31, 2012, 2011, and 2010.

Reclassifications

Certain reclassifications have been made to the 2011 financial statements to conform to the 2012 presentation.

Share-Based Compensation

The Company has two stock-based compensation plans, which are described more fully in Note G. The Company recognizes the fair value of the share-based compensation awards as wages in the Statements of Earnings on a straight-line basis over the vesting period. As a result, during the years ended December 31, 2012, 2011, and 2010, the Company recognized compensation expense for unvested stock options of $283,950, $230,167, and $422,024, respectively, and restricted stock of $317,109, $28,603, and $86,230, respectively.

No options were granted during the year ended December 31, 2012. For the year ended December 31, 2011, the fair value of the single option grant was estimated on the date of the grant using the Binomial Lattice option pricing model with the following assumptions used for the outstanding grants: risk-free interest rate of 0.40%; expected dividend yield of 0.0%; expected life of 5.0 years; and expected volatility of 61.0%. No options were granted during the year ended December 31, 2010.

Financial Instruments

The Company's financial instruments recorded on the consolidated balance sheet include cash and cash equivalents, accounts receivable, accounts payable, and debt. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the short-term nature of these items. The carrying amounts of debt obligations approximate fair value due to their relative short-term maturities and their contract rates which approximate market.

Earnings Per Share

Basic earnings per common share are based upon the weighted average number of shares of common stock outstanding. Diluted earnings per share are based upon the weighted average number of common shares outstanding and, when dilutive, common shares issuable for stock options, warrants, and convertible securities.

All share and per share amounts for the years ended December 31, 2012, 2011 and 2010, have been adjusted to reflect 5% stock dividends paid May 14, 2012 and May 14, 2010 to shareholders of record as of April 30, 2012, and April 30, 2010, respectively. No stock dividends were declared or paid during the year ended December 31, 2011.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONCLUDED

Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards,* to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 became effective in our first quarter and has not had a material effect on our financial statements.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income,* to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. This update does not change what items are reported in other comprehensive income or the requirement to report reclassification of items from other comprehensive income to net income. ASU 2011-05 became effective in our first quarter of 2012 and has not had a material effect on our financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles-Goodwill and Other (Topic 350): Testing for Impairment.* ASU 2011-08 amends the guidance in FASB Accounting Standards Codification Topic ("ASC") 350-20, *Intangibles-Goodwill* and *Other-Goodwill.* The intent of this ASU is to simplify how entities test goodwill for impairment by allowing an entity to use a qualitative approach to test goodwill for impairment. The amendments in the ASU permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC 350-20. The amendments do not change the current guidance for testing other indefinite-lived assets for impairment. ASU 2011-08 was effective for goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early application was permitted. The Company adopted this standard early and effective as of December 31, 2011 in its year-end goodwill impairment analysis.

NOTE C – COSTS, BILLINGS, AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

The components of uncompleted contracts are as follows at December 31:

	2012	2011
Costs incurred on uncompleted contracts and estimated earnings	$11,299,753	$5,785,132
Less billings to date	(8,793,159)	(1,621,409)
	$2,506,594	$4,163,723

NOTE C – COSTS, BILLINGS, AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS - CONCLUDED

The components of uncompleted contracts are reflected in the consolidated balance sheets as follows at December 31:

	2012	2011
Costs and estimated earnings in excess of billings on uncompleted contracts	$6,263,943	$5,101,478
Billings in excess of costs and estimated earnings on uncompleted contracts	(3,757,349)	(937,755)
	$2,506,594	$4,163,723

NOTE D - ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31:

	2012	2011
Compensation and payroll taxes	$2,004,444	$1,364,810
Accrued sales and use tax	336,870	114,601
Insurance	335,412	176,676
Accrued interest	73,105	73,105
Other	2,794,239	868,934
	$5,544,071	$2,598,126

NOTE E - DEBT

Line of Credit

In September of 2011, and again in September of 2012, the Company renewed its revolving line of credit allowing the Company to borrow, repay, and re-borrow, from time to time, up to $5,000,000. Interest on the outstanding amount under the line of credit loan agreement is payable monthly at the greater of the prime rate of interest or five percent. The credit loan agreement is secured by a security interest in our accounts receivable. As of December 31, 2012, and since its inception, we have had no borrowings outstanding under the line of credit loan agreement.

Notes Payable

Notes payable consists of the following at December 31:

	2012	2011
Notes Payable to commercial banks,		
Seven outstanding notes payable as of 12/31/2012 with Interest between 3.50% and 6.35%, due in monthly installments between $50,170 and $223,437 plus interest; collateralized by equipment	$ 24,553,291	$ 9,827,949
Notes Payable to finance companies,		
Three outstanding notes payable as of 12/31/2011 with Interest between 5.33% and 6.00%, due in monthly installments between $23,740 and $61,997 plus interest; collateralized by equipment. The notes were paid off during 2012.	$ -	$ 904,103

NOTE E - DEBT

Notes Payable – Concluded

Notes Payable to finance companies for insurance		
Two outstanding notes payable as of 12/31/2012 with interest between 4.16% and 4.95%, due in monthly installments between $16,861 and $302,892 plus interest	$ 474,586	$ 399,353
	$ 25,027,877	$ 11,131,405
Less Current Maturities	$ (10,615,279)	$ (5,802,513)
	$ 14,412,598	$ 5,328,892

Aggregate annual maturities of notes payable at December 31, 2012 are as follows:

Year Ending December 31,	
2013	$ 10,615,279
2014	$ 7,933,416
2015	$ 4,810,458
2016	$ 1,540,360
2017	$ 128,364
	$ 25,027,877

NOTE F – LEASES

Capital Lease Obligations

The Company leases vehicles and certain specialized seismic equipment under leases classified as capital leases. The following is a schedule showing the future minimum lease payments under capital leases by years and the present value of the minimum lease payments as of December 31, 2012.

Year Ending December 31,	
2013	$2,146,272
2014	1,356,995
2015	586,123
2016	35,340
Total minimum lease payments required	4,124,730
Less: Amount representing interest	(279,290)
Present value of minimum lease payments	3,845,440
Less current maturities	(1,960,503)
	$1,884,937

The net book value of the capital assets leased was approximately $4,957,000 and $3,604,000 as of December 31, 2012 and 2011, respectively. Total accumulated depreciation for fixed assets under capital lease with remaining obligations was approximately $5,114,466 and $3,743,000 as of December 31, 2012, and 2011, respectively. Interest rates on these leases range from 5.11% to 10.51%.

NOTE F – LEASES - CONCLUDED

Operating Lease Obligations

The Company leases six offices and two warehouse facilities under operating leases that expire at various dates between April 2013 and September 2017 with two leases on a month-to-month basis. One of the office facilities, used by the Company as its corporate headquarters, is located in Plano, Texas. One of the office facilities, used by Eagle Canada, is located in Calgary, Alberta. The warehouse facilities, used as warehouse and equipment repair facilities, are located in Denison, Texas, and Calgary, Alberta. Three office facilities are used as sales offices and are located in Houston, Texas, Midland, Texas, and Oklahoma City, Oklahoma. The remaining office facility, located in Pratt, Kansas, is used as a permitting office. Rent expense for these facilities for the years ended December 31, 2012, 2011, and 2010 was approximately $700,000, $605,000, and $580,000, respectively.

The following is a schedule by years of future minimum rental payments required under the operating leases as of December 31, 2012:

2013	$ 717,834
2014	519,082
2015	349,532
2016	245,434
2017 and thereafter	118,924
Total minimum payments required	$1,950,806

NOTE G – SHAREHOLDERS' EQUITY

Income (loss) Per Share

The following is a reconciliation of net income (loss) and weighted average common shares outstanding for purposes of calculating basic and diluted net income (loss) per share:

	December 31,		
	2012	2011	2010
Numerator:			
Net income (loss)	$ 15,671,879	$ 10,833,215	$ (1,222,682)
Denominator:			
Basic - weighted average common shares outstanding	20,489,179	20,205,524	20,162,944
Effect of Dilutive Securities:			
Stock options	366,417	317,063	-
	20,855,596	20,522,587	20,162,944
Basic net income (loss) per share	$ 0.76	$ 0.54	$ (0.06)
Diluted net income (loss) per share	$ 0.75	$ 0.53	$ (0.06)

Outstanding options that were not included in the diluted calculation because their effect would be anti-dilutive. Totals were 44,370 and 161,835 for the years ended December 31, 2012 and 2011, respectively.

All share and per share amounts have been adjusted to reflect 5% stock dividends paid May 14, 2012 and May 14, 2010, to shareholders of record as of April 30, 2012 and April 30, 2010.

NOTE G – SHAREHOLDERS' EQUITY – CONTINUED

Share-Based Compensation Plans

The Company currently has in effect a 2006 stock award plan (the "2006 Plan"). At the June 11, 2010 Annual Meeting of Shareholders, the shareholders approved an increase of 2,000,000 shares of common stock for issuance under the 2006 Plan. This increased the total aggregate number of shares of common stock under the 2006 Plan to 3,000,000 shares. The 2006 Plan provides for the granting of stock options, common stock, and restricted stock. The 2006 Plan is administered by a committee of the Board of Directors ("the Committee"). Currently the Committee is comprised of three directors. Any stock options granted under the 2006 Plan will be exercisable as set forth in the option agreements pursuant to which they are issued, but in no event will stock options be exercisable after the expiration of five (5) years from the date of grant. Outstanding options, under the 2006 Plan at December 31, 2012, have vesting periods ranging from the date of grant to the third annual anniversary of the grant.

During 2012, 93,750 options were granted and 192,949 options were exercised or cancelled under the 2006 Plan. During 2011, 99,185 options were granted and 80,334 options were exercised or cancelled under the 2006 Plan. During 2010, no options were granted and 3,308 options were canceled under the 2006 Plan. Restricted stock consists of shares that are transferred by the Company to a participant, but are subject to substantial risk of forfeiture and to restrictions on their sale or other transfer by the participant. Any restricted stock granted or issued under the 2006 Plan will vest as set forth in the restricted stock agreement pursuant to which it was issued or granted. The provisions of the restricted stock agreements need not be the same with respect to each participant. In May of 2010, November of 2011, December of 2011, January of 2012, and August of 2012, the Committee granted 5,000, 25,331, 21,520, 6,000 and 213,125 shares of restricted stock, respectively. The shares of restricted stock were issued in the names of the grantees and had restrictive legends prohibiting their sales prior to vesting. Vesting periods, for restricted stock issued to date, range from at grant date to the third annual anniversary of the grant. Upon vesting, a new certificate is issued for the vested portion without the restrictive legend.

During the years ended December 31, 2012, 2011, and 2010, the Company recognized compensation expense associated with the restricted stock of $317,109, $28,603, and $86,230, respectively. During the years ended December 31, 2012, 2011, and 2010, no unamortized deferred stock-based compensation was related to any employee that left the Company.

During the years ended December 31, 2012, 2011, and 2010, the Company recognized compensation expense associated with unvested options of $283,950, $230,167, and $422,024, respectively.

The following table summarizes activity under the Plans:

	Shares under Option	Weighted Average exercise price
Balance at December 31, 2009	875,039	$ 3.69
Granted	-	$ -
Exercised	-	$ -
Canceled	(87,366)	$ 4.27
Balance at December 31, 2010	787,673	$ 3.63
Granted	104,145	$ 6.07
Exercised	(59,334)	$ 3.06
Canceled	(21,000)	$ 4.10
Balance at December 31, 2011	811,484	$ 3.97
Granted	138,120	$ 7.13
Exercised	(192,949)	$ 4.20
Canceled	(51,496)	$ 8.94
Balance at December 31, 2012	705,159	$ 4.16

NOTE G – SHAREHOLDERS' EQUITY
Share-Based Compensation Plans - Concluded

The following information applies to options outstanding and exercisable at December 31, 2012:

	Range of Exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price
Outstanding options	$2.80 – $9.87	705,159	2.06	$ 4.16
Exercisable options	$2.80 – $9.87	653,034	1.86	$ 4.02

NOTE H - INCOME TAXES

The income tax provision charged to continuing operations for the years ended December 31, 2012, 2011, and 2010, was as follows:

	2012	2011	2010
Current:			
U.S. federal	$ 3,947,400	$ 35,561	$ (190,869)
Foreign	5,313,874	3,343,374	250,190
State and local	264,269	698,362	374,029
	9,525,543	4,077,297	433,350
Deferred expense	359,535	2,469,953	146,550
	$ 9,885,078	$ 6,547,250	$ 579,900

The components of the Company's income before income tax expense attributable to domestic and foreign operations amounted to $6,018,971 and $19,537,986, respectively, for the year ended December 31, 2012. The components of the Company's income before income tax expense attributable to domestic and foreign operations amounted to $6,085,192 and $11,295,273, respectively, for the year ended December 31, 2011. The components of the Company's loss before income tax expense attributable to domestic and foreign operations amounted to $(3,002,790) and $2,360,008, respectively, for the year ended December 31, 2010. The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate (35% for 2012, 34% for 2011 and 2010) to pretax income (loss) from continuing operations for the years ended December 31, 2012, 2011, and 2010, due to the following:

	2012	2011	2010
Computed "expected" tax expense	$ 8,944,935	$ 5,909,358	$ (218,546)
Increase (decrease) in income taxes resulting from:			
Change in effective rates used for deferred taxes	-	(503,693)	-
Nondeductible expenses and other	768,652	534,742	548,943
State and local taxes, net of federal benefit	171,491	606,843	249,503
	$ 9,885,078	$ 6,547,250	$ 579,900

NOTE H - INCOME TAXES – CONCLUDED

Net deferred tax liabilities consist of the following components as of December 31, 2012 and 2011:

	2012	2011
Deferred tax assets		
Foreign tax credits	$ 473,405	$ 2,034,130
Net operating loss carry forwards	462,548	776,647
Other	92,983	-
Total deferred tax assets	1,028,936	2,810,777
Deferred tax liability		
Property, equipment, and intangible asset	(8,646,047)	(10,068,353)
Total deferred tax liabilities	$ (7,617,111)	$ (7,257,576)

The components giving rise to the net deferred tax items described above have been included in the accompanying balance sheets as of December 31, 2012 and 2011, as follows:

	2012	2011
Current assets	$ -	$ -
Noncurrent (liabilities)	(7,617,111)	(7,257,576)
	$ (7,617,111)	$ (7,257,576)

As of December 31, 2012, the Company has U.S. net operating loss carry forwards for U.S. federal income tax purposes of approximately $1.4 million. These net operating losses are available to offset future federal taxable income, if any, and expire from 2027 through 2030. The amount of net operating loss carry forwards that may reduce federal income taxes in any given year are subject to annual limitations and taxable income requirements. The foreign tax credit of $473,405 expires in 2020.

The Company files a U.S. consolidated federal income tax return for operating activities in the U.S. and Canada. The Company also files federal and local tax returns in Canada, as well as state tax returns in a number of state and local jurisdictions in the U.S. The Company's U.S. federal income tax returns filed for 2009 through 2011 are subject to audit by the IRS. The Company's income tax returns filed in Canada for 2009 through 2011 remain subject to examination by Canadian authorities. As of December 31, 2012 and 2011, the Company had no unrecognized tax benefits within its provision for income taxes.

NOTE I - 401(k) PLAN

The Company has a 401(k) salary deferral plan which covers all employees who have reached the age of 20.5 years and have been employed by the Company for at least one year. The covered employees may elect to have an amount deducted from their wages for investment in the retirement plan. The Company makes contributions to the plan equal to 50% of each participant's salary reduction contributions to the plan up to 6% of the participant's compensation. The Company's matching contribution to the plan was approximately $113,000, $98,000, and $79,000, for the years ended December 31, 2012, 2011, and 2010, respectively.

NOTE J - CONCENTRATION OF CREDIT RISK

The Company sells its geophysical services primarily to large independent oil and gas companies operating in the U.S. and Canada. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

NOTE J - CONCENTRATION OF CREDIT RISK - CONCLUDED

During the years ended December 31, 2012, 2011, and 2010, our largest customers accounted for approximately 16%, 17%, and 15% of revenues, respectively. As of December 31, 2012, 2011, and 2010, two customers accounted for 29% and 23%, 13% and 12%, and 18% and 11% of outstanding accounts receivable, respectively. During 2012, one vendor represented 12% of our purchases. During 2011 and 2010, no vendor represented over 10% of our purchases.

NOTE K - CONTINGENCIES

In conducting its activities, the Company from time to time is the subject of various claims arising from the ordinary course of business. In the opinion of management, it is remote that these claims will be material, including to the Company's results of operations and liquidity.

NOTE L – QUARTERLY FINANCIAL DATA – (UNAUDITED)

The following is a summary of the unaudited quarterly financial information for the two years ended December 31, 2012 and 2011 (in thousands, except per share amounts):

	Three Months Ended			
2012	March 31	June 30	September 30	December 31
Revenues	$67,045	$30,384	$41,835	$ 57,053
Income (loss) from operations	20,475	(2,860)	2,096	7,069
Net Income (loss)	12,384	(1,974)	1,112	4,150
Net income (loss) per share basic	.61	(.10)	.05	.20
Net income (loss) per share diluted	.60	(.10)	.05	.20

	Three Months Ended			
2011	March 31	June 30	September 30	December 31
Revenues	$50,247	$30,216	$31,013	$39,552
Income from operations	9,014	1,214	1,889	6,048
Net Income	5,764	587	1,047	3,436
Net income per share basic	.29	.03	.05	.17
Net income per share diluted	.28	.03	.05	.17

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

The Company maintains controls and procedures to ensure that it is able to collect the information it is required to disclose in the reports it files with the Securities and Exchange Commission, and to process, summarize, and disclose this information within the time periods specified in the rules of the SEC. Based on an evaluation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report conducted by the Company's management, with the participation of the Chief Executive and Chief Financial Officers, the Chief Executive and Chief Financial Officers believe that these controls and procedures are effective to ensure that the Company is able to record, process, summarize, and report information required to be included in reports filed or submitted under the Securities Exchange Act of 1934, as amended, within the required time period. There were no changes in the Company's internal controls over financial reporting during the year ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment, we believe that, as of December 31, 2012, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of internal control over financial reporting as of December 31, 2012, has been audited by Lane Gorman Trubitt, PLLC, the independent registered public accounting firm which audited the Company's consolidated financial statements. Lane Gorman Trubitt, PLLC's attestation report on effectiveness of the Company's internal control over financial reporting appears in their Report of Independent Registered Public Accounting Firm.

ITEM 9B. OTHER INFORMATION.

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by Item 10 of Form 10-K is hereby incorporated by reference from the earlier filed of: (i) an amendment to this annual report on Form 10-K or (ii) the Company's definitive proxy statement which will be filed pursuant to Regulation 14A within 120 days after the Company's year end for the year covered by this report.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by Item 11 of Form 10-K is hereby incorporated by reference from the earlier filed of: (i) an amendment to this annual report on Form 10-K or (ii) the Company's definitive proxy statement which will be filed pursuant to Regulation 14A within 120 days after the Company's year end for the year covered by this report.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by Item 12 of Form 10-K is hereby incorporated by reference from the earlier filed of: (i) an amendment to this annual report on Form 10-K or (ii) the Company's definitive proxy statement which will be filed pursuant to Regulation 14A within 120 days after the Company's year end for the year covered by this report.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by Item 13 of Form 10-K is hereby incorporated by reference from the earlier filed of: (i) an amendment to this annual report on Form 10-K or (ii) the Company's definitive proxy statement which will be filed pursuant to Regulation 14A within 120 days after the Company's year end for the year covered by this report.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by Item 14 of Form 10-K is hereby incorporated by reference from the earlier filed of: (i) an amendment to this annual report on Form 10-K or (ii) the Company's definitive proxy statement, which will be filed pursuant to Regulation 14A within 120 days after the Company's year end for the year covered by this report.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as a part of this report:

(1) Financial Statements included in Item 8 above are filed as part of this annual report.

(2) Financial Statement Schedules included in Item 8 herein:

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore, have been omitted.

(3) Exhibits: The information required by this Item 15(a)(3) is set forth in the Index to Exhibits accompanying this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TGC INDUSTRIES, INC.

Date: March 15, 2013

By: /s/ Wayne A. Whitener
Wayne A. Whitener
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 15, 2013

By: /s/ Wayne A. Whitener
Wayne A. Whitener
President, Chief Executive Officer, and Director
(Principal Executive Officer)

Date: March 15, 2013

By: /s/ James K. Brata
James K. Brata
Vice President, Secretary, Treasurer, and Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: March 15, 2013

By: /s/ William J. Barrett
William J. Barrett
Director

Date: March 15, 2013

By: /s/ Herbert M. Gardner
Herbert M. Gardner
Director

Date: March 15, 2013

By: /s/ Allen T. McInnes
Allen T. McInnes
Director

Date: March 15, 2013

By: /s/ Edward L. Flynn
Edward L. Flynn
Director

Date: March 15, 2013

By: /s/ Stephanie P. Hurtt
Stephanie P. Hurtt
Director

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
2.1	Stock Purchase Agreement, dated as of October 16, 2009, by and among TGC Industries, Inc., Eagle Geophysical, Inc. and Eagle Geophysical Onshore, Inc., filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated October 17, 2009, and incorporated herein by reference.
3.1	Restated Articles of Incorporation (with amendment) as filed with the Secretary of State of Texas on June 20, 2003, filed as Exhibit 3.4 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and incorporated herein by reference.
3.2	Amended and Restated Bylaws (as amended March 25, 2009), filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on March 31, 2009, and incorporated herein by reference.
4.1	Form of Specimen Stock Certificate filed as Exhibit 4.1 to the Company's Registration Statement on Form SB-2/A on September 20, 2005 (Registration No. 333-128018), and incorporated herein by reference.
+10.1	Employment Contract between TGC Industries, Inc. and Wayne A. Whitener, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 18, 2012, and incorporated herein by reference.
10.2	Form of TGC Industries, Inc. Director and Officer Indemnification Agreement, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 22, 2008, and incorporated herein by reference.
10.3	Amended and Restated Loan and Security Agreement by and between TGC Industries, Inc. and Sovereign Bank, dated September 16, 2009, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 22, 2009, and incorporated herein by reference.
10.4	Amended and Restated Promissory Note by and between TGC Industries, Inc. and Sovereign Bank, dated September 16, 2009, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 22, 2009, and incorporated herein by reference.
10.5	Amendment to Amended and Restated Loan and Security Agreement and Amended and Restated Promissory Note by and between TGC Industries, Inc. and Sovereign Bank, dated September 16, 2010, filed as Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended September 30, 2010, and incorporated herein by reference.
10.6	Third Amendment to Amended and Restated Loan and Security Agreement and Amendment to Amended and Restated Promissory Note, by and between TGC Industries, Inc. and Sovereign Bank, dated September 16, 2011, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 22, 2011, and incorporated herein by reference.
10.7	Fourth Amendment to Amended and Restated Loan and Security Agreement by and between TGC Industries, Inc. and Sovereign Bank, dated January 26, 2012, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, and incorporated herein by reference.
10.8	Fifth Amendment to Amended and Restated Loan and Security Agreement by and between TGC Industries, Inc. and Sovereign Bank, dated September 16, 2012, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, and incorporated herein by reference.
+10.9	2006 Stock Awards Plan, dated March 30, 2006, filed as Exhibit A to the Company's definitive proxy statement on Form DEFR 14A dated April 25, 2006, and incorporated herein by reference.

+10.10	Amendment to the 2006 Stock Awards Plan dated April 12, 2010, included in the Company's Definitive Proxy Statement filed on April 23, 2010, and incorporated herein by reference.
*21.1	Subsidiaries of the Registrant.
*23.1	Consent of Lane Gorman Trubitt, PLLC, independent registered public accountants to incorporation of report by reference.
*31.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.
+ Management contract on compensatory plan, contract, or arrangement.

Exhibit 21.1

Subsidiaries of the Registrant

Eagle Canada, Inc., a Delaware corporation

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference of said report in the Annual Report on Form 10-K of TGC Industries, Inc. for the year ended December 31, 2012 of our reports dated March 15, 2013, included in its Registration Statement on Form S-8 (File No. 333-142221) relating to the consolidated financial statements and the effectiveness of internal controls over financial reporting.

/s/ Lane Gorman Trubitt, PLLC

Dallas, Texas
March 15, 2013

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Wayne A. Whitener, certify that:

1. I have reviewed this annual report on Form 10-K of TGC Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2013

/s/ Wayne A. Whitener
Wayne A. Whitener
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, James K. Brata, certify that:

1. I have reviewed this annual report on Form 10-K of TGC Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2013

/s/ James K. Brata
James K. Brata
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

Certification of
Chief Executive Officer
of TGC Industries, Inc. Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

This certification is furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and accompanies the annual report on Form 10-K (the "Form 10-K") for the fiscal year ended December 31, 2012, of TGC Industries, Inc. (the "Company"). I, Wayne A. Whitener, the President and Chief Executive Officer of the Company, certify that, to the best of my knowledge:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

The foregoing certification is being furnished as an exhibit to the Form 10-K pursuant to Item 601(6)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and, accordingly, is not being filed as part of the Form 10-K for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Date: March 15, 2013

By: /s/ Wayne A. Whitener
Wayne A. Whitener
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

Certification of
Chief Financial Officer of
TGC Industries, Inc.
Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

This certification is furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and accompanies the annual report on Form 10-K (the "Form 10-K") for the fiscal year ended December 31, 2012, of TGC Industries, Inc. (the "Company"). I, James K. Brata, the Chief Financial Officer of the Company, certify that, to the best of my knowledge:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

The foregoing certification is being furnished as an exhibit to the Form 10-K pursuant to Item 601(6)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and, accordingly, is not being filed as part of the Form 10-K for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Date: March 15, 2013

By: /s/ James K. Brata
James K. Brata
Chief Financial Officer
(Principal Financial and Accounting Officer)

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Corporate Information

TGC Industries, Inc.

Annual Meeting

The Annual Meeting of Shareholders will be held June 4, 2013, at 10:00 a.m. (Central Time), at the University Club, 1 West 54th Street, New York, New York 10019. Notice of the meeting, Proxy Statement and Proxy are being mailed to all of the Company's shareholders with this Annual Report.

Shareholder Information

A copy of TGC Industries, Inc.'s Annual Report to the Securities and Exchange Commission on Form 10-K is included as an integral part of this Annual Report to shareholders, and may be obtained without charge upon written request to the Secretary/Treasurer at the Corporate Offices. In addition, the Company has adopted a Code of Ethics that applies to the Company's Officers and Directors. A copy of the Code may be obtained without charge by written request to the Secretary/Treasurer.

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Auditors

Lane Gorman Trubitt, PLLC, Dallas, TX

Legal Counsel

Haynes and Boone, LLP
Fort Worth, TX

Corporate Office

TGC Industries, Inc.
101 E. Park Boulevard, Suite 955
Plano, TX 75074
972-881-1099

Securities Information

The Company's Common Stock trades on the NASDAQ Global Select Market ("NASDAQ") under the symbol "TGE."

The approximate number of shareholders of record of the Company's Common Stock at March 1, 2013, was 160. Due to the number of shares held in nominee or street name, we believe there are a significantly greater number of beneficial owners of our Common Stock. The Company's Common Stock closed at $9.81 on March 1, 2013.

The following table shows the high and low sales prices for the Company's Common Stock reported on the NASDAQ Global Select Market.

Selling Price of Common Stock

	High	Low
2012		
First	$10.83	$7.09
Second	$11.55	$8.69
Third	$10.46	$5.96
Fourth	$ 8.39	$6.46
2011		
First	$7.92	$3.66
Second	$8.23	$5.64
Third	$7.65	$4.35
Fourth	$8.58	$4.11

Officers and Directors

Directors

Wayne A. Whitener
President
Chief Executive Officer

Allen T. McInnes[1,2,3,4]
Retired Dean, Rawls College of Business
Texas Tech University

William J. Barrett[1]
President of
W. J. Barrett Associates, Inc.

Herbert M. Gardner[1,2]
Chief Executive Officer of
Supreme Industries, Inc.

Edward L. Flynn[2,3,4]
Owner of Flynn Meyer Company

Stephanie P. Hurtt[2,3,4]
Retired Private Investor

Officers

Wayne A. Whitener
President
Chief Executive Officer

Daniel G. Winn
Executive Vice President

James K. Brata
Vice President, Chief Financial Officer, Secretary, and Treasurer

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee
(4) Member of Stock Awards Committee

TGC Industries, Inc.